Filed Pursuant To Rule 424(b)(3)
Registration No. 333-121723

PROSPECTUS

8,917,948 Shares of Common Stock

SOLOMON TECHNOLOGIES, INC.

The persons listed under “Selling Stockholders” may, from time to time, offer and sell up to an aggregate of 8,917,948 shares of our common stock.

The prices at which the selling stockholders may sell their shares will be determined by the prevailing market price for their shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the common stock being offered by this prospectus.

Our common stock is listed on the Over-the-Counter Bulletin Board under the symbol “SOLM.” On January 10, 2005, the last reported sale price of our common stock was $2.10 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS JANUARY 19, 2005

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	iii
SUMMARY	1
Our Business	1
Company Information	1
The Offering	2
RISK FACTORS	3
Risks Concerning Our Business	3
Risks Concerning Investing In Our Common Stock	7
USE OF PROCEEDS	13
DIVIDEND POLICY	13
MARKET FOR OUR COMMON STOCK	13
CAPITALIZATION	14
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	15
BUSINESS	21
DIRECTORS AND EXECUTIVE OFFICERS	34
EXECUTIVE COMPENSATION	35
OWNERSHIP OF OUR SECURITIES	39
CERTAIN TRANSACTIONS	42
SELLING STOCKHOLDERS	44
PLAN OF DISTRIBUTION	46
DESCRIPTION OF CAPITAL STOCK	47
EXPERTS	51
LEGAL MATTERS	51
WHERE YOU CAN FIND ADDITIONAL INFORMATION	51
INDEX TO FINANCIAL STATEMENTS	F-1

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. These forward-looking statements include, without limitation, statements regarding

•	expectations as to market acceptance of our products,

•	expectations as to revenue growth and earnings,

•	the time by which certain objectives will be achieved,

•	proposed new products,

•	our ability to protect our proprietary and intellectual property rights,

•	statements concerning projections, predictions, expectations, estimates or forecasts as to our business, financial and operational results and future economic performance, and

•	statements of management’s goals and objectives and other similar expressions concerning matters that are not historical facts.

Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management’s good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Important factors that could cause such differences include, but are not limited to

•	industry competition, conditions, performance and consolidation,

•	legislative and/or regulatory developments,

•	the effects of adverse general economic conditions, both within the United States and globally,

•	any adverse economic or operational repercussions from recent terrorist activities, any government response thereto and any future terrorist activities, war or other armed conflicts, and

•	other factors described under “Risk Factors” below.

Forward-looking statements speak only as of the date the statements are made. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.

iii

SUMMARY

You should rely only on the information contained in this prospectus. To understand this offering fully, you should read this entire prospectus carefully, including the financial statements and notes. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

This summary highlights the key information contained in this prospectus. Because it is a summary, it does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the section titled “Risk Factors.” Unless otherwise indicated, all references to “Solomon”, “us”, “our”, “our company” and “we” refer to Solomon Technologies, Inc. and its subsidiary, Town Creek Industries, Inc.

Our Business

We develop and sell fully integrated electric power drive systems that we refer to as “ST Electric Propulsion Systems.” Some of our systems incorporate our patented “Electric Wheel” and related proprietary technologies consisting of two shaftless, brushless, direct current permanent magnet electric motors connected by a planetary gear-set driving an output power shaft, all within a single, self-contained sealed housing. We offer other propulsion systems utilizing our ST “Electric Motor” that employ one or more direct current motors that operate without a planetary gear-set.

Our revenues for the 12 months ended December 31, 2003 and the 9 months ended September 30, 2004 were $421,808 and $285,589, respectively. We incurred net losses for the 12 months ended December 31, 2003 and the 9 months ended September 30, 2004 of $3,506,449 and $4,266,614 respectively.

The principal market for our systems is the recreational displacement hull component of the marine industry. We chose this market not only because of the many applications for our systems but also because of its large size, minimal regulatory barriers and fragmented competition. We have focused primarily on boat manufacturers for new boat electric drives and boat owners for retrofits of their existing propulsion systems. The commercial marine sector is a secondary market for our current systems with an initial focus on lifeboats, motor launches, commercial fishing applications and small craft military projects. We expect to license or enter into strategic relationships with respect to the many non-marine applications for our ST Electric Propulsion Systems.

Company Information

Our principal executive offices are located at 1400 L&R Industrial Blvd., Tarpon Springs, Florida 34689. Our telephone number is (727) 934-8778.

We were originally incorporated in Maryland on February 25, 1993. On July 2, 2003, we reincorporated from Maryland to Delaware by merging into a newly-formed Delaware corporation. As part of the merger, our stockholders received one share of the Delaware corporation’s common stock for each two shares of the Maryland corporation’s common stock owned, effectively resulting in a 1-for-2 reverse split of our common stock. Except where stated otherwise in this prospectus, the information contained in this prospectus is adjusted to reflect this 1-for-2 reverse split.

We own the rights to the trademarks Electric Wheel ® and Solomon Technologies ® . Other trademarks appearing in this prospectus are the property of their respective owners.

You may find us on the Web at www.solomontechnologies.com. We do not intend to incorporate by reference any information contained on our website into this prospectus, and you should not consider information contained on our website as part of this prospectus.

1

The Offering

Securities Offered
Up to 8,917,948 shares of common stock that consist of:
•      3,096,474 shares issuable upon conversion of 3,096,474 shares of our Series A Preferred Stock; and
•      5,821,474 shares issuable upon exercise of outstanding warrants.

Common Stock
Currently outstanding	4,925,378 shares
After conversion of the Series A Preferred Stock and exercise of the warrants	13,843,326 shares

Use of Proceeds
The selling stockholders will receive the net proceeds from the sale of the shares. We will receive none of the proceeds from the sale of the shares offered by this prospectus. Proceeds from the exercise of warrants will be used for working capital.

Risk Factors	An investment in the shares involves a high degree of risk. See “Risk Factors” commencing on the next page.

Except as set forth in the financial statements or as otherwise specifically stated, all information in this prospectus assumes:

•	no exercise of options granted under our 2003 Stock Option Plan, under which there are an aggregate of 2,000,000 shares of common stock reserved for issuance, and options to purchase 647,835 shares of common stock outstanding at exercise prices ranging from $0.55 per share to $2.00 per share;

•	no exercise of warrants to purchase 564,419 shares of common stock granted outside our 2003 Stock Option Plan, at exercise prices ranging from $0.33 to $4.00 per share, which are not included in the securities offered by this registration statement; and

•	no conversion of 25,000 shares of Series A Preferred Stock into common stock or exercise of outstanding warrants to purchase 50,000 shares of common stock at an exercise price of $1.00 per share, which were issued with such shares of Series A Preferred Stock, that are not included in the securities offered by this registration statement.

2

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before you purchase shares of our common stock. If any of these risks or uncertainties actually occurs, our business, financial condition or results of operations could be materially adversely affected. In this event, you could lose all or part of your investment.

Risks Concerning Our Business

We have never been profitable, and if we continue to lose money and do not achieve profitability soon, we may be unable to continue our business. Our ability to continue as a going concern is uncertain.

We have incurred losses since our inception. We incurred net losses of approximately $1,101,000 for the year ended December 31, 2002 and $3,506,000 for the year ended December 31, 2003. We incurred a net loss available to common stockholders for the 9 months ended September 30, 2004 of $4,266,614. As of September 30, 2004, we had an accumulated deficit of approximately $13.6 million. We expect to incur significant operating expenses over the next several years in connection with the continued development and expansion of our business. Our expenses include product development and marketing expenses relating to products that will not be introduced and will not generate revenue until later periods, if at all. We expect we will continue to experience losses and negative cash flow, some of which could be significant. Results of operations will depend upon numerous factors, some of which are beyond our control, including market acceptance of our products, new product introductions and competition.

Due to our history of losses and our current financial condition, our independent auditors’ report, which is part of this prospectus at page F-10, includes an explanatory paragraph referring to an uncertainty concerning our ability to continue as a going concern. Please see Note 13 to our financial statements on page F-25.

Our limited operating history and the rapidly evolving nature of our industry make it difficult to forecast our future results.

Prior to 2002, our operations consisted primarily of product development efforts. As a result of our limited operating history, our historical financial and operating information is of limited value in predicting our future operating results. In addition, any evaluation of our business and prospects must be made in light of the risks and difficulties encountered by companies offering products or services in new and rapidly evolving markets. The market for electric propulsion systems is rapidly evolving, and it is difficult to forecast the future growth rate, if any, or size of the market for our products. We may not accurately forecast customer behavior and recognize or respond to emerging trends, changing preferences or competitive factors facing us, and, therefore, we may fail to make accurate financial forecasts. Our current and future expense levels are based largely on our investment plans and estimates of future revenue. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall, which would harm our operating results.

As of September 30, 2004, we had accrued and unpaid payroll and payroll taxes in the amount of approximately $583,000 and accrued interest and penalties of $180,000 with respect to such taxes. We paid approximately $34,000 of the unpaid payroll taxes to the U.S. Internal Revenue Service in December 2004. Payment of the balance of these obligations will reduce the funds we have available to fund our ongoing operations. Further, if we receive a notice of delinquency from the U.S. Internal Revenue Service regarding the unpaid payroll taxes and accrued interest and penalties, it could severely impact our operations or cause us to cease operations.

We may need additional financing in the future.

We will not receive any of the proceeds of this offering except for the exercise price of any warrants that are exercised. Our capital requirements in connection with product development and marketing activities are significant and we are not yet generating enough revenues from operations to support these capital requirements. We have been dependent on the proceeds of sales of our securities to investors to support our development and marketing activities. We believe that we have sufficient working capital on hand to satisfy our contemplated cash requirements for at least three to six months from the date of this prospectus. We expect to seek additional capital through the sale of equity securities in the first quarter of 2005. We cannot assure you that additional capital will be available on terms acceptable to us, or at all.

We depend substantially on our relationships with a small number of original equipment manufacturers, or OEMs, and our failure to maintain or expand these relationships would reduce our revenue and gross profit or otherwise harm our business.

3

We anticipate that we will derive a substantial portion of our revenue from sales of our products to a small number of OEMs in the marine industry. While in the long term a substantial portion of our revenue is projected to be from the retrofit market, we expect that a small number of OEM customers will continue to account for a majority of our revenue and gross profit for the foreseeable future. The loss of any of these customers, or a material decrease in revenue from these customers, would reduce our gross profit or otherwise harm our business.

Furthermore, if our competitors offer our OEM customers more favorable terms than we do or if our competitors are able to take advantage of their existing relationships with these OEMs, then these OEMs may not include our electric propulsion systems with their vessels.

As a result of our dependency on a small number of OEMs, any problems those customers experience, or their failure to promote products that contain our electric propulsion systems, could harm our operating results. Some of the factors that affect the business of our OEM customers, all of which are beyond our control, include

•	the competition these customers face and the market acceptance of their products,

•	the engineering, marketing and management capabilities of these customers and the technical challenges that they face in developing their products,

•	the financial and other resources of these customers, and

•	new governmental regulations or changes in taxes or tariffs applicable to these customers.

The inability of our OEM customers to address any of these risks successfully could harm our business.

Slow growth, or negative growth, in the marine vessel industry could reduce demand for our products and reduce our gross profit.

Our revenue depends in large part on the demand for our products by OEMs in the marine vessel industry. This industry could experience slow or negative growth due to a general economic slowdown, market saturation and other factors. If slow or negative growth in the industry occurs, demand for our products may decrease. If a reduction in demand for our products occurs, we may not be able to reduce expenses commensurately. Accordingly, continued slow growth or negative growth in the marine vessel industry could reduce our gross profit.

Furthermore, our success in increasing revenue depends on growth in the use of alternative propulsion systems, particularly low or zero emission systems, to add features and functionality to marine vessels. Our electric propulsion systems are currently used primarily in pleasure marine vessels and we anticipate they will be useful for other marine vessels and non-marine vehicles. These markets are rapidly evolving and it is difficult to predict their potential size or future growth rate. In addition, we are uncertain as to the extent to which products such as ours will be used in these markets in the future. Market acceptance of products like ours may be impacted by the performance, cost and availability of other propulsion systems that perform similar functions. If these markets accept products like ours more slowly than we expect, or not at all, our business will suffer.

We are dependent on our suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our electric propulsion system, would significantly harm our business.

We assemble the components of our electric propulsion system at our Tarpon Springs, Florida facility. These components are manufactured by third-party manufacturers. Except for our agreement with Homewood Products Corporation, the supplier of our electric motors, we do not have an agreement requiring any supplier to continue to manufacture and sell to us such component parts. Our agreement with Homewood provides that Homewood will manufacture and sell to us the motors for our electric propulsion systems. These motors are designed to our specifications and our ability to find alternative manufacturers is limited. We believe that alternative sources are available but may require up to 18 months to begin delivery of suitable motors. The delay would adversely affect our ability to meet promised demand for our products and significantly harm our business.

4

 We believe that other suppliers of the other component parts of our ST-EPS are available to us should any of our current suppliers of these component parts be unable or unwilling to sell us such parts. We believe, however, that the alternative suppliers could charge higher prices, which would reduce our gross profit.

Competition in our industry is intense and is likely to continue to increase, which could result in price reductions, decreased customer orders, reduced product margins and loss of market share, any of which could harm our business.

Our industry is competitive, and we expect competition to intensify in the future. We have a number of competitors located in the United States and Europe in the marine electric propulsion industry. Additional competitors are likely to enter our industry in the future. We also face competition from the internal research and development departments of OEMs, including some of our current customers. Our customers may have the capability to integrate their operations vertically by developing their own alternative propulsion systems or by acquiring our competitors or the rights to develop competitive products or technologies, which may allow these customers to reduce their purchases or cease purchasing from us completely.

Many of our current competitors and potential competitors have longer operating histories and significantly greater financial, technical, sales and marketing resources or greater name recognition than we do. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products. In addition, our competitors that have large market capitalizations or cash reserves are in a better position to acquire other companies in order to gain new technologies or products that may displace our products. Any of these potential acquisitions could give our competitors a strategic advantage. In addition, some of our current competitors and potential competitors have greater brand name recognition, a more extensive customer base, more developed distribution channels and broader product offerings than we do. These companies can use their broader customer base and product offerings, or adopt aggressive pricing policies, to gain market share. Increased competition in the market may result in price reductions, decreased customer orders, reduced profit margins and loss of market share, any of which could harm our business.

The market for our electric propulsion system is new and constantly changing. If we do not respond to changes in a timely manner, our company likely will no longer be competitive.

The market for our products is characterized by rapid technological change, new and improved product introductions, changes in customer requirements and evolving industry standards. Our future success will depend to a substantial extent on our ability to develop, introduce and support cost-effective new products and technologies on a timely basis. If we fail to develop and deploy new cost-effective products and technologies or enhancements of existing products on a timely basis, or if we experience delays in the development, introduction or enhancement of our products and technologies, our products will no longer be competitive and our business will suffer.

The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. We may not be able to identify, develop, manufacture, market or support new or enhanced products on a timely basis, if at all. Furthermore, our new products may never gain market acceptance, and we may not be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards. Our failure to respond to product announcements, technological changes or changes in industry standards would likely prevent our products from gaining market acceptance and harm our business.

If we do not successfully establish strong brand identity in the marine markets, we may be unable to achieve widespread acceptance of our products.

We believe that establishing and strengthening our ST Electric Propulsion System brand is critical to achieving widespread acceptance of our products and to establishing key strategic relationships. The importance of brand recognition will increase as current and potential competitors enter the market with competing products. Our ability to promote and position our brand depends largely on the success of our marketing efforts and our ability to provide high quality products and customer support. These activities are expensive and we may not generate a corresponding increase in customers or revenue to justify these costs. If we fail to establish and maintain our brand, or if our brand value is damaged or diluted, we may be unable to attract new customers and compete effectively.

5

We rely on patents, trademarks, trade secrets and confidentiality agreements to protect our proprietary rights, which afford only limited protection.

Our success depends upon our ability to protect our proprietary rights. We rely on a combination of patent, trademark and trade secret laws, as well as confidentiality agreements with our employees, customers, suppliers and others to establish and protect our proprietary rights. The protection of patentable inventions is important to our future opportunities. It is possible that

•	our pending patent applications may not result in the issuance of patents,

•	we may not apply for or obtain effective patent protection in every country in which we do business,

•	our patents may not be broad enough to protect our proprietary rights,

•	any issued patent could be successfully challenged by one or more third parties, which could result in our loss of the right to prevent others from using the inventions claimed in those patents, and

•	current and future competitors may independently develop similar technology, duplicate our products or design new products in a way that circumvents our patents.

In particular, our patent rights cover only our Electric Wheel technology, and do not provide any protection for the technology in our electric motors themselves. We may not be able to obtain patent protection for our electric motors.

Existing trademark and trade secret laws and confidentiality agreements afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and policing the unauthorized use of our products is difficult. Any failure to protect our proprietary rights adequately could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue.

Infringement claims and lawsuits would likely be expensive to resolve and would require management’s time and resources and, therefore, could harm our business.

Our success depends on retaining David E. Tether, our Chief Technology Officer, the loss of whom could disrupt our operations or otherwise harm our business.

Our success depends on the continued contributions of David E. Tether, our Chief Technology Officer. Competition for employees in our industry can be intense. We cannot assure you that we will be able to retain Mr. Tether or any of our other key employees or hire replacements. Our loss of any key employee or an inability to replace lost key employees and add new key employees as we grow could disrupt our operations or otherwise harm our business.

Our international sales will likely account for a significant amount of our revenue in the future, which may expose us to political, regulatory, economic, foreign exchange and operational risks.

Because we intend to sell our products worldwide, our business is subject to risks associated with doing business internationally. Significant management attention and financial resources are needed to develop our international sales, support and distribution channels and manufacturing. Our future results could be harmed by a variety of factors related to international operations, including

•	foreign currency exchange rate fluctuations,

•	seasonal fluctuations in sales,

•	changes in a specific country’s or region’s political or economic condition, particularly in emerging markets,

6

•	unusual or burdensome foreign laws or regulatory requirements or unexpected changes to those laws or requirements,

•	trade protection measures and import or export licensing requirements,

•	potentially adverse tax consequences,

•	longer accounts receivable collection cycles and difficulties in collecting accounts receivables,

•	difficulty in managing widespread sales, development and manufacturing operations, and

•	less effective protection of intellectual property.

In the future, some or all of our international revenue and expenses may be denominated in foreign currencies. Accordingly, we could experience the risks of fluctuating currencies and may choose to engage in currency hedging activities. In addition, if we conduct sales in local currencies, we may engage in hedging activities, which may not be successful and could expose us to additional risks.

Risks Concerning Investing In Our Common Stock

Woodlaken, LLC controls all of our Series A Preferred Stock, which enables Woodlaken to elect a majority of our directors and control most of our significant corporate actions and may delay or prevent an acquisition of our company.

Woodlaken, LLC has irrevocable proxies to vote all of the outstanding Series A Preferred Stock. Under the terms of our charter designating the terms of the Series A Preferred Stock, the holders of the Series A Preferred Stock have the right to:

•	elect three out of five members of our board of directors,

•	veto certain significant corporate actions, and

•	vote along with common stockholders on an “as converted” basis.

Accordingly, Woodlaken can influence most matters requiring the vote of our stockholders, including the election of directors and the approval of mergers or other business combination transactions and most of our corporate actions. This control could delay, defer or prevent others from initiating a potential merger, takeover or other change in our control, even if these actions would benefit our stockholders and us.

Woodlaken has the ability to elect a majority of our directors.

Our board of directors consists of five members. Holders of Series A Preferred Stock are entitled to elect three directors. Woodlaken, through the irrevocable proxies, can elect these three directors. Our directors Gary Laskowski, Jonathan Betts and Michael D’Amelio are the designees of the holders of the Series A Preferred Stock through Woodlaken. Mr. Laskowski and Mr. Betts are the managers of Woodlaken and they control how Woodlaken votes its shares of Series A Preferred Stock.

Woodlaken has the ability to veto certain corporate actions.

Without the approval of three-fourths of the outstanding Series A Preferred Stock we cannot:

•	authorize or issue shares of any class of stock having any preference or priority as to dividends or assets superior to or on a parity with any such preference or priority of the Series A Preferred Stock, increase or decrease the number of directors constituting our board of directors, or reduce the percentage of shares of Series A Preferred Stock required to consent to any of the above matters, or alter or negate the need for such consent;

7

•	reclassify any shares of any class of stock into shares having any preference or priority as to dividends or assets superior to or on a parity with any such preference or priority of the Series A Preferred Stock;

•	amend, alter or repeal any provision of our certificate of incorporation or bylaws;

•	merge or consolidate with any person or entity (other than mergers of wholly owned subsidiaries into our company), or sell, lease or otherwise dispose of our assets other than in the ordinary course of business or liquidate, dissolve, wind-up, recapitalize or reorganize or effect any transaction that would likely result in a change of control of our company or consent to any of the foregoing;

•	purchase any shares of our common stock from any of our existing stockholders or any capital stock of any other company;

•	pay dividends or make any other distribution on, or redeem, any shares of any class or series of our equity securities other than the Series A Preferred Stock;

•	enter into any new agreement, or make any amendment to any existing agreement, that by its terms would restrict our performance of our obligations to holders of the Series A Preferred Stock;

•	incur any indebtedness for borrowed money or become a guarantor or otherwise contingently liable for any such indebtedness except for trade payables or purchase money obligations incurred in the ordinary course of business; or

•	engage in any action that would adversely affect the holders of the Series A Preferred Stock.

Woodlaken has significant influence over matters that may be submitted to our common stockholders.

On matters submitted to a vote of the holders of our common stock, the holders of Series A Preferred Stock, which is Woodlaken through the irrevocable proxies, have the number of votes per share as is equal to the number of shares of common stock into which each share of Series A Preferred Stock is convertible. Common stockholders have one vote per share. There are currently 4,925,378 shares of common stock and 3,121,474 shares of Series A Preferred Stock outstanding, each of which is presently convertible into one share of common stock. On matters to be submitted to the vote of the common stockholders, Woodlaken therefore controls approximately 39% of the vote, and thereby has significant influence over most actions for which the approval of our common stockholders is required.

We do not expect to pay dividends to our common stockholders.

We do not anticipate paying cash dividends in the foreseeable future. We presently intend to reinvest our cash back into the company rather than pay dividends to our common stockholders.

We may not pay or set aside cash dividends to our common stockholders until all accrued but unpaid dividends have been paid to holders of our Series A Preferred Stock. The holders of our Series A Preferred Stock will be entitled to receive cumulative dividends, if, when and as declared by our board of directors, at the annual rate of $0.08 per share, compounded quarterly, subject to adjustment for stock splits and similar transactions. Based on 3,121,474 shares of Series A Preferred Stock outstanding, we must pay dividends of approximately $250,000 a year to holders of our Series A Preferred Stock before we may pay any dividends to our common stockholders.

In addition, while there are at least 65,000 shares of Series A Preferred Stock outstanding, we may not pay dividends to our common stockholders without the prior approval of holders of at least three fourths of the outstanding Series A Preferred Stock.

8

Holders of our Series A Preferred Stock have participating rights so that if we do pay any dividends to our common stockholders, holders of our Series A Preferred Stock will be entitled to participate in any such dividends on an as converted basis. This will reduce the portion of any such dividends that our common stockholders receive.

In the event of a liquidation of our company, we must pay holders of our Series A Preferred Stock their investment plus a substantial premium before our common stockholders receive anything.

In the event of liquidation of our company, the holders of shares of Series A Preferred Stock will be entitled to be paid out of our assets available for distribution to our stockholders before any payment is made to the holders of our common stock, as follows:

•	$4.00 per share of Series A Preferred Stock plus any accrued but unpaid dividends if liquidation occurs on or before April 29, 2005,

•	$5.00 per share of Series A Preferred Stock plus any accrued but unpaid dividends if liquidation occurs after April 29, 2005 but before April 30, 2006, and

•	$6.00 per share of Series A Preferred Stock plus any accrued but unpaid dividends if liquidation occurs on or after April 30, 2006.

The holders of Series A Preferred Stock also have participating rights. This means that if any of our assets are available for distribution to our common stockholders after paying the liquidation preference described above, the holders of Series A Preferred Stock will be able to participate in any liquidation distribution along with common stockholders on an “as converted” basis. This will reduce the amount of liquidation proceeds that our common stockholders receive.

We are subject to the SEC’s penny stock rules. The application of the “penny stock” rules will likely make selling your shares more difficult than if our shares were traded on the Nasdaq Stock Market or a national stock exchange.

Our common stock will be a “penny stock,” under Rule 3a51-1 under the Securities and Exchange Act, unless and until:

•	the market price of our common stock reaches at least $5.00 per share,

•	we meet the financial size and volume levels for our common stock not to be considered a penny stock, or

•	we register the shares on a national securities exchange or they are quoted on the Nasdaq Stock Market.

A “penny stock” is subject to rules that require securities broker-dealers, before carrying out transactions in any “penny stock”, to:

•	deliver a disclosure document to the customer describing the risks of penny stocks, and get a written receipt for that document, before selling penny stocks to that customer,

•	disclose price information about the stock,

•	disclose the compensation received by the broker-dealer or any associated person of the broker-dealer in transactions involving the penny stock, and

•	send monthly statements to customers with market and price information about the penny stock.

Our common stock is also subject to a rule that requires the broker-dealer, in some circumstances, to:

•	approve the penny stock purchaser’s account under standards specified in the rule, and

9

•	deliver written statements to the customer with information specified in the rule.

These additional requirements could prevent or discourage broker-dealers from carrying out transactions in our common stock and limit your ability to sell your shares.

We expect our stock price to be volatile.

The price at which our common stock will trade is likely to be highly volatile and may fluctuate substantially due to many factors, some of which are:

•	actual or anticipated fluctuations in our results of operations,

•	developments with respect to intellectual property rights,

•	announcements of technological innovations or significant contracts by us or our competitors,

•	introduction of new products by us or our competitors,

•	commencement of, or our involvement in, litigation,

•	our sale of common stock or other securities in the future,

•	conditions and trends in the marine vessel industries,

•	the trading volume of our common stock,

•	changes in the estimation of the future size and growth rate of our markets, and

•	general economic conditions.

In addition, the stock market has experienced significant price and volume fluctuations that have affected the market prices for the common stock of technology companies. In the past, these market fluctuations were often unrelated or disproportionate to the operating performance of these companies. Any significant fluctuations in the future might result in a significant decline in the market price of our common stock.

The market for our shares may be illiquid.

There may be only a limited trading market for our common stock. Our common stock is traded on the Over-the-Counter Bulletin Board. Shares that are “thinly” traded on the Bulletin Board often trade only infrequently and experience a significant spread between the market maker’s bid and asked prices. As a result, our common stock may be illiquid.

We have implemented anti-takeover provisions that could discourage a third party from acquiring us and consequently decrease the market value of your investment.

Our certificate of incorporation and bylaws contain provisions that may have the effect of delaying or preventing a change of control or changes in management that a stockholder might consider favorable. Our certificate of incorporation and bylaws, among other things, allow our board to designate “blank check” preferred stock and limit who may call special meetings of stockholders. These provisions may delay or impede a merger, tender offer or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in management could cause the market price of our common stock to decline.

10

Future sales of common stock or senior securities could adversely affect our common stock price and dilute your interest.

We may issue additional capital stock in future financings. Sales of substantial amounts of common stock or the availability of substantial amounts of common stock for sale could adversely affect prevailing market prices for our common stock.

In addition, we could issue other series or classes of preferred stock having rights, preferences and powers senior to those of our common stock, including the right to receive dividends and preferences upon liquidation, dissolution or winding-up in excess of, or prior to, the rights of the holders of our common stock. This could reduce or eliminate the amounts that would otherwise have been available to pay dividends on the common stock.

Because our executive officers’ and directors’ liabilities are limited, your rights against them in a civil lawsuit may be limited.

We will indemnify any executive officer, director or former executive officer or director, and may indemnify any other officer or employee, to the full extent permitted by Delaware law. This could include indemnification for liabilities under securities laws enacted for stockholder protection, though the SEC thinks this indemnification is against public policy and may be unenforceable.

The issuance of additional shares of common stock, including shares issuable upon conversion of convertible securities or the exercise of outstanding options and warrants, will dilute the interests of our stockholders.

As of January 10, 2005, we had 4,925,378 shares of common stock outstanding and 10,205,202 shares of common stock reserved for future issuance upon exercise of outstanding options and warrants and conversion of our Series A Preferred Stock. Our board has the ability, without further stockholder approval, to issue up to approximately 34 million additional shares of common stock. Any issuance of additional common stock will reduce the proportionate ownership and voting power of the then existing stockholders and may result in a reduction of the book value or market price of our outstanding common stock. Further, if all our outstanding options and warrants are exercised and convertible securities are converted, we will have approximately 15 million shares outstanding. Thus, the percentage of shares owned by all existing stockholders will be reduced proportionately as options and warrants are exercised and convertible securities are converted. The table below summarizes our current outstanding common stock and common stock reserved for future issuance upon exercise of outstanding options and warrants and conversion of convertible securities.

COMMON STOCK, OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES	NUMBER OF SHARES OF COMMON STOCK	NUMBER OF SHARES UNDERLYING OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES	TOTAL

Shares of common stock issued and outstanding	4,925,378	0	4,925,378
Options under our stock option plan		647,835	647,835
Warrants		6,435,893	6,435,893
Series A Preferred Stock		3,121,474	3,121,474
Total	4,925,378	10,205,202	15,130,580

Our board of directors, without seeking stockholder approval, may designate and issue up to 10,000,000 shares of preferred stock, and the sale of such shares may adversely impact the market price of our outstanding common stock.

Our certificate of incorporation allows our board of directors to issue at any time without further stockholder approval up to 10,000,000 shares of preferred stock. Such shares may be issued and sold upon such terms and conditions as our board of directors may determine, including the amount of consideration for which the shares may be issued and sold in one or more series, and such voting rights, designations, preferences and other rights, qualifications, limitations and restrictions as our board of directors may determine.

11

We have designated 7 million shares of Series A Preferred Stock, the rights, privileges and preferences of which are described under “Description of Securities - Preferred Stock - Series A Preferred Stock.” There are currently issued and outstanding 3,121,474 shares of Series A Preferred Stock. No other shares of our preferred stock are designated or are outstanding as of the date of this prospectus.

Sales of a substantial number of shares of preferred stock, or the fact that our board of directors may determine the rights, privileges and preferences of one or more classes or series of preferred stock, may discourage a future acquisition of our company, including an acquisition in which you might otherwise receive a premium for your shares. As a result, stockholders who might desire to participate in such a transaction may not have the opportunity to do so.

12

USE OF PROCEEDS

All of the shares of common stock offered by this prospectus are being offered by the selling stockholders listed under “Selling Stockholders.” We will not receive any proceeds from sales of common stock by the selling stockholders. We will use any proceeds we receive from the exercise of the warrants for general corporate purposes and working capital. We cannot assure you that any of the warrants will be exercised or that we will receive the maximum amount of proceeds from the exercise of the warrants.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We anticipate that any earnings will be retained for development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Our board of directors has sole discretion to pay cash dividends based on our financial condition, results of operations, capital requirements, contractual obligations and other relevant factors.

We may not pay or set aside cash dividends to our common stockholders until all accrued but unpaid dividends have been paid to holders of our Series A Preferred Stock. The holders of our Series A Preferred Stock are entitled to receive, if, when and as declared by our board of directors, cumulative dividends at the annual rate of $0.08 per share, compounded quarterly, subject to adjustment for stock splits and similar transactions. Based on 3,121,474 million shares of Series A Preferred Stock outstanding, we must pay dividends of approximately $250,000 a year to holders of our Series A Preferred Stock before we may pay any dividends to our common stockholders.

In addition, while there are at least 65,000 shares of Series A Preferred Stock outstanding, we may not pay dividends to our common stockholders without the prior approval of holders of at least three fourths of the outstanding Series A Preferred Stock.

Holders of our Series A Preferred Stock have participating rights so that if we do pay any dividends to our common stockholders, holders of our Series A Preferred Stock will be entitled to participate in any such dividends on an as-converted basis.

MARKET FOR OUR COMMON STOCK

Our common stock is traded on the NASD Over-the-Counter Bulletin Board under the symbol “SOLM.” Our common stock began trading on February 24, 2004. Prior to February 24, 2004, there was no public market for our common stock.

The following table sets forth the high and low sales prices of our common stock for the periods indicated, as reported by the Bulletin Board:

Period	High	Low
February 24, 2004 through March 31, 2004	$5.50	$2.75
Quarter ended June 30, 2004	$5.30	$1.32
Quarter ended September 30, 2004	$1.47	$0.51
Quarter ended December 31, 2004	$3.30	$0.41

On January 10, 2005, the closing price of our common stock was $2.10 and we had 631 record owners of our common stock.

13

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2004. This table should be reviewed with our December 31, 2003 and 2002 audited financial statements, and the notes to those financial statements, and our September 30, 2004 unaudited financial statements, included elsewhere in this prospectus.

As of September 30, 2004

Long-term notes and loans payable	$76,419
Stockholders deficiency:
Preferred stock, $.001 par value, 10,000,000 shares authorized; 3,000,000 shares designated as Series A, of which 2,506,474 shares issued and outstanding	1,690,267
Common stock, $.001 par value, 50,000,000 shares authorized; 4,912,856 shares issued and outstanding	4,913
Additional paid-in capital	11,593,098
Accumulated deficit	(13,633,385)
Total stockholders’ deficiency	(2,035,374)
Total capitalization	$978,487

14

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations for the nine months ended September 30, 2004 and 2003 and the fiscal years ended December 31, 2003 and 2002 should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus.

Overview

We develop and sell electric propulsion systems primarily for the marine industry. These systems utilize our proprietary technology, including our patented Electric Wheel. In addition, we believe that our technology will have additional applications in the transportation, industrial and commercial sectors. We will continue to target areas for strategic growth.

We have historically generated limited operating revenues. We intend to expand operations through the continued development of OEM accounts, our dealer network and the addition of new products. In order for us to market our existing products successfully on a national and international level, we will likely be required to successfully complete public or private offerings of our equity securities. If we are unable to obtain necessary financing, we will expand our operations only as cash flow allows.

Our goal is to increase revenue significantly, generate enough cash to finance our operations and growth and, eventually, become profitable. We currently do not generate enough cash from operations to continue operations indefinitely. Our ability to continue is dependent on our either raising significant capital or increasing revenue, or both. If we are unable to raise such capital and unable to increase revenue significantly, we will likely not be able to generate enough cash to continue operations. As a result, we would have to seek alternative opportunities, such as selling our assets or seeking a merger partner or other business combination; otherwise we may default on our debt obligations and lose our assets to our creditors.

In May 2004, we completed a private placement of our Series A Preferred Stock, a mandatorily redeemable, convertible preferred stock, and warrants to purchase common stock, raising gross proceeds from the offering of $1,745,000, before deducting placement agent fees and costs. On November 5, 2004, we sold an aggregate of 390,000 shares of Series A Preferred Stock and warrants to purchase an aggregate of 780,000 shares of common stock to five investors for $1.00 per unit in the initial closing of a second private placement of our Series A Preferred Stock and warrants. We sold an aggregate of an additional 225,000 shares of Series A Preferred Stock and warrants to purchase an additional 450,000 shares of common stock to two investors in a second closing of the private placement on December 23, 2004.

We intend to use a portion of the net proceeds of the November and December 2004 private placement to expand our marketing program and to meet our inventory needs. We believe that we can increase our revenue over the next two years by establishing a stronger sales presence to OEMs and by increasing substantially the number of retrofit sales, which we intend to accomplish primarily through distributors. We also intend to use a portion of the net proceeds of the private placement to hire additional administrative personnel. We have only ten full-time employees, many of whom perform multiple functions within our organization.

We believe we can use a portion of the net proceeds of the November-December private placement to increase our gross margin. Our suppliers offer significant quantity discounts that we have historically been unable to take advantage of due to the small number of purchases we have made at any one time. With the additional capital from the private placement, we believe we can make larger purchase orders for the quantity discounts thereby increasing our gross margin.

Results of Operations

The following discussion of the results of operations, financial condition and liquidity should be read in conjunction with our unaudited consolidated financial statements and notes thereto for the nine months ended September 30, 2004 and our consolidated financial statements and notes thereto for the years ended December 31, 2003 and 2002 included in this prospectus.

15

Comparison of Nine and Three Months Ended September 30, 2004 and 2003

	Nine Months Ended September 30,		Three Months Ended September 30,

	2004	2003	2004	2003

Net Sales	100%	100%	100%	100%

Cost of Sales	80%	85%	72%	90%

Gross Profit	20%	15%	28%	10%

Total Operating Expense	847%	887%	316%	578%

Loss from Operations	827%	873%	288%	568%

Interest Expense	678%	87%	154%	197%

Net Loss	1,494%	960%	427%	765%

For the nine months ended September 30, 2004, we generated revenues of $285,589 compared to $298,507 for the comparable period in 2003. Cost of goods sold for the nine months ended September 30, 2004 was $288,400 generating a gross profit of $57,189. Cost of goods sold for the nine months ended September 30, 2003 was $254,737 generating a gross profit of $43,770. For the three months ended September 30, 2004, we generated revenues of $221,884 as compared to $115,136 for the comparable period in 2003. Cost of goods sold for the three months ended September 30, 2004 was $159,457 generating gross profit of $62,427. Cost of goods sold for the three months ended September 30, 2003 was $104,108 generating gross profit of $11,028. The increase in working capital resulting from our private placement of Series A Preferred Stock in the second quarter provided sufficient cash for us to meet customer demands, which resulted in the third quarter revenue increase.

Operating expenses for the nine months ended September 30, 2004 were $2,419,458 compared to $2,648,406 for the nine months ended September 30, 2003, and for the three months ended September 30, 2004 were $701,026 compared to $665,364 for the three months ended September 30, 2003. The increase in the third quarter was due to additional expenses incurred for liability insurance premiums and increased costs for professional and director fees.

Non-cash compensation for the nine months ended September 30, 2004 was $1,004,000 as compared to $1,424,386 for the nine months ended September 30, 2003. Non-cash compensation was zero for the three months ended September 30, 2004 and 2003. Non-cash compensation consisted of common stock issued to consultants and employees for services rendered. Salaries and benefits for the nine months ended September 30, 2004 were $563,361 compared to $508,903 for the nine months ended September 30, 2003. This increase was due to our employees accruing unpaid wages in the first quarter of 2004.

We incurred interest expense of $1,937,345 for the nine months ended September 30, 2004 and $342,401 for the three months ended September 30, 2004 relating to our various financings. Most of the increase was due to $1,690,267 in interest expense from recognizing additional interest related to the issuance of our Series A Preferred Stock. Interest expense was $259,666 for the nine months ended September 30, 2003 and $226,345 for the three months ended September 30, 2003.

Because of the mandatory redemption feature of our Series A Preferred Stock and the significant premium of six times the face value of the preferred stock payable when redeemed in April 2007, we anticipate accruing interest expense on our outstanding Series A Preferred Stock of approximately $14 million over the next three years. This interest expense will not provide us with any income tax benefit. Please see Note 2 to our financial statements accompanying this quarterly report.

16

We had a net loss of $4,266,614 for the nine months ended September 30, 2004 compared to a net loss of $2,864,302 for the nine months ended September 30, 2003. We had a per-share loss of $0.88 for the nine months ended September 30, 2004 and $0.71 for the nine months ended September 30, 2003.

We reported a net loss for the three months ended September 30, 2004 of $948,000. Our net loss for the three months ended September 30, 2003 was $880,681. We had a per-share loss of $0.19 for the three months ended September 30, 2004 and $0.22 for the three months ended September 30, 2003.

Comparison of the Years Ended December 31, 2003 and 2002

	Year Ended

	December 31, 2003	December 31, 2002

Net Sales	100%	100%
Cost of Sales	76%	69%
Gross Profit	24%	31%
Salaries and Benefits Expense	114%	444%
General and Administrative Expense	663%	282%
Total Operating Expense	777%	726%
Loss from Operations	(753)%	(695)%
Other Income (Expense)	(78)%	(35)%
Loss before income taxes	(831)%	(730)%
Taxes	0%	0%
Net Loss	(831)%	(730)%

For the year ended December 31, 2003 we generated revenues of $421,808 as compared to $150,918 for the comparable period ended in 2002. Cost of goods sold for the year ended December 31, 2003 was $320,663 generating a gross profit of $101,145, or 24% of revenues. Cost of goods sold for the year ended December 31, 2002 was $103,851 generating a gross profit of $47,067, or 31% of revenues. The decrease in our margin is due to our inability to achieve cost efficiencies with our primary manufacturer and other suppliers. We believe we will improve our margins and, with an increase in sales, achieve economies of scale.

Salaries and benefits for the year ended December 31, 2003 were $479,242 compared to $670,567 for the year ended December 31, 2002 a decrease of $191,325, or 29%. This decrease was due to our inability to fund payroll due to our limited cash flow; however, portions of these salaries were contributed to capital by our employees.

Non-cash compensation for the year ended December 31, 2003 was $1,933,231 as compared to $37,500 for the year ended December 31, 2002, an increase of $1,895,731. Non-cash compensation consisted of common stock issued to consultants and employees for services rendered. During 2003 the increase in non-cash compensation was due to an increase in the number of shares issued for primarily financial consulting services as well as a capital contribution of unpaid salaries by our employees of $386,846.

Professional fees for the year ended December 31, 2003 were $280,788 as compared to $4,250 for the year ended December 31, 2002, an increase of $276,538. This increase was due to the costs associated with filing our initial registration statement on Form SB-2 as well as other costs associated with becoming a public company.

Advertising expense for the year ended December 31, 2003 was $26,009 as compared to $23,864 for the year ended December 31, 2002, an increase of $2,145, or 9%. The minimal increase in advertising expense was due to our focus on our business plan and the further execution of our marketing plan.

Travel and entertainment costs for the year ended December 31, 2003 were $60,721 as compared to $33,516 for the year ended December 31, 2002, an increase of $27,205, or 81%. The increase in travel and entertainment costs is attributable to marketing activities related to our products as well as expenses associated with our efforts to raise capital.

17

Rent for the year ended December 31, 2003 was $75,064 as compared to $44,700 for the year ended December 31, 2002, an increase of $30,364, or 68%. The increase was due to our new office lease of additional facilities in Benedict, Maryland for the final five months of 2002 with an increase in monthly rent expense of approximately $2,400.

Other general and administrative costs for the year ended December 31, 2002 were $281,082 and consisted primarily of insurance, office supplies, printing and office equipment. Other general and administrative costs for the year ended December 31, 2003 were $422,075, an increase of $140,993. The increase was due to further execution of our business plan. These costs primarily consist of depreciation, amortization of intangibles, insurance, office supplies and equipment, and printing.

We incurred interest expense of $350,663 for the year ended December 31, 2003 relating to our various financings. Interest expense incurred for the year ended December 31, 2002 was $52,843. We also recognized $151 in interest income during the same period. The increase of $297,820 in interest expense was primarily due to the recognition of a beneficial conversion feature on convertible notes payable during the year ended December 31, 2003 of $220,135 and interest on our new and existing borrowings totaling approximately $131,000 during the year ended December 31, 2003.

Our net loss for the year ended December 31, 2003 was $3,506,449. We reported a net loss for the year ended December 31, 2002 of $1,101,104.

Our overall per-share loss for the year ended December 31, 2003 was $0.90. Our overall per-share loss for the year ended December 31, 2002 was $0.42 per share.

Liquidity and Capital Resources

For the Nine Months Ended September 30, 2004

Our available cash balance was $174,582 at September 30, 2004 and was $175,978 at October 7, 2004. During the nine months ended September 30, 2004, we raised an aggregate of approximately $1.8 million, before expenses, through the sale of our Series A Preferred Stock. In addition, we issued the same class of preferred stock as payment of approximately $621,000 of outstanding secured debt.

During the nine months ended September 30, 2004, we used net cash of $1,334,961 for operations. This consisted of a net loss of $4,266,614 offset primarily by non-cash expenses of $1,004,000 for non-cash compensation and $1,690,267 for interest on our Series A Preferred Stock.

There are presently no plans to purchase a new facility or significant new equipment.

In May 2004, we received $1,745,000 of proceeds from the sale of Series A Preferred Stock and warrants. Additionally, a noteholder (Pinetree) converted its outstanding debt of $572,490 and all accrued interest into Series A Preferred Stock. In November and December 2004 we received an aggregate of $615,000 of proceeds from the sale of additional shares of Series A Preferred Stock and warrants. We believe these transactions will enable us to execute our short-term business strategies and bring us to a situation where we are generating cash flows from operations.

As of September 30, 2004, we had accrued and unpaid payroll and payroll taxes in the amount of approximately $583,000 and accrued interest and penalties of $180,000 with respect to such taxes.  We paid approximately $34,000 of the unpaid payroll taxes to the U.S. Internal Revenue Service in December 2004, Payment of the balance of these obligations will reduce the funds we have available to fund our ongoing operations.

For the Year Ended December 31, 2003

Our available cash balance at December 31, 2003 was approximately $51,000. From January 1, 2001 through December 31, 2003, we raised an aggregate of approximately $578,000 in capital through the sale of shares pursuant to a private placement made in accordance with Rule 506 under the Securities Act of 1933. In addition, we received proceeds from advances from affiliates and notes and loans payable of approximately $788,000 during that same period; we used these proceeds to fund our operations.

18

During the 12 months ended December 31, 2003, we used net cash of approximately $451,000 for operations. This consisted of a net loss of $3,506,449 offset by net increases in our operating assets of $43,057, non-cash compensation from the issuance of common stock for services of $1,399,386, depreciation and amortization expense of $148,146, a capital contribution of unpaid salaries of $386,846, amortization of a debt discount of $15,200, beneficial interest on convertible notes payable of $220,135, bad debt expense of $14,553, and increases in our liabilities consisting of accounts payable and accrued expenses, accrued payroll and payroll taxes and customer deposits of $827,761. We had net cash flows used in investing activities of $33,759 which consisted of capital expenditures of $25,043 and expenditures on patents of $8,716. Additionally, we had net cash flows from financing activities of $471,634. This consisted of $291,836 in gross proceeds from the sale of our common stock and proceeds from notes and loans payable of $163,307 and proceeds from advances to affiliates of $28,687 offset by repayments of notes and loans payable of $12,196.

During the year ended December 31, 2003, our employees received significantly less cash compensation than they would have received had our cash flow been greater. Such amounts were changed to expense and contributed to capital by our employees. However, we anticipate an increase in cash compensation in the future as our cash flow permits.

Critical Accounting Policies

A summary of significant accounting policies is included in Note 2 to the audited financial statements included in this prospectus. We believe that the application of these policies on a consistent basis enables us to provide useful and reliable financial information about our operating results and financial condition.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue recognition

We recognize revenue when product has been shipped from our facility or drop shipped from one of our supplier/manufacturing locations, except when we are responsible for installation, in which case we recognize revenue upon installation. Revenues from installation or service sales are recognized when the services have been completed.

Inventory valuation

Our inventory is stated at lower of cost or market on the first-in, first-out method of inventory valuation. At December 31, 2003 and 2002, significantly all inventory on hand was finished goods, which consists of motors and generators. Smaller parts and supplies are charged to expense when purchased.

Accounting for patents and trademarks

Our patents and trademarks are stated at cost. The recoverability of patents and trademarks is re-evaluated each year based upon management’s expectations relating to the life of the technology and current competitive market conditions. As of December 31, 2003 and 2002, we have recorded $133,045 and $99,197 in amortization expense, respectively, related to our patents and trademarks. We are amortizing these costs over the life of respective patent or trademark.

Stock-based compensation

We account for stock based compensation utilizing Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), which encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. We have chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated fair market value of our stock at the date of the grant over the amount an employee must pay to acquire the stock. We have adopted the “disclosure only” alternative described in SFAS 123 and SFAS 148, which require pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied.

19

Off-Balance Sheet Arrangements

Our agreement with Homewood required that we purchase at least 100 electric motors during 2004. As we purchased only 25 electric motors in 2004, we were obligated to pay Homewood on or before January 1, 2005 an amount equal to the average purchase price for all motors actually purchased by us multiplied by the motors not purchased by us up to 100, or an aggregate of $466,200 for the 75 motors we did not purchase. We have not yet paid this amount to Homewood and we are presently negotiating an extension and modification of this agreement with Homewood.

Except as set forth above, we have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on us.

20

BUSINESS

Overview

We develop and sell fully integrated electric power drive systems that we refer to as “ST Electric Propulsion Systems.” Some of our systems incorporate our patented “Electric Wheel” and related proprietary technologies consisting of two shaftless, brushless, direct current permanent magnet electric motors connected by a planetary gear-set driving an output power shaft, all within a single, self-contained sealed housing. Motors developed using Electric Wheel technology are referred to as our “ST Electric Wheel” series or STEW. We have also developed motors using a variation of the Electric Wheel technology that employ one or more direct current motors only and operate without a planetary gear-set that we refer to as our “ST Electric Motor” series or STEM. Our complete line of electric motors (STEW and STEM) incorporated in our fully integrated electric power drive systems are referred to as our “ST Electric Propulsion Systems” or ST-EPS.

The principal market for our systems is the recreational displacement hull component of the marine industry. We chose this market because of the many applications for our systems but also because of its large size, minimal regulatory barriers and fragmented competition. We have focused primarily on boat manufacturers for new boat electric drives and boat owners for retrofits of their existing propulsion systems. The industrial marine sector is a secondary market for our current systems with an initial focus on lifeboats, motor launches and small craft military projects. We expect to license or enter into strategic relationships with respect to the many non-marine applications for our ST Electric Propulsion Systems.

Our ST Electric Propulsion Systems

Our ST Electric Propulsion Systems offer the marine industry better solutions for many propulsion applications than traditional combustion engines. The improvements we offer are not marginal; rather, our systems represent a significant change in the way that recreational displacement hull recreational vessels are propelled when sail power is unavailable or inappropriate:

•   Torque. Our systems provide near constant high torque and low rotations per minute to maximize operating efficiencies and deliver instant propeller response to helm commands. The Electric Wheel powers an infinitely variable internal automatic transmission that develops maximum torque at any rpm. This has the potential to make the Electric Wheel attractive for land-based applications and larger boats where high torque is desirable.

•   Environmental advantages. Unlike fossil fuel powered engines, our ST Electric Propulsion Systems have greatly reduced exhaust emissions when used with a generator for diesel electric power and no emissions whatsoever when used with batteries alone.

•   Minimal maintenance. With only eight moving parts, the Electric Wheel is simple in design and requires maintenance infrequently. When our Electric Wheel motors reach maximum speed, the gears that comprise the planetary gear lock in place, delivering a 1:1 ratio between the motor and shaft rotation, which in turn eliminates frictional losses and minimizes gear wear.

•   Increased horsepower output from the same power input. The Electric Wheel provides the equivalent power of internal combustion engines with four times greater rated horsepower.

•   Regenerative abilities. Unlike combustion engines, which merely charge the starter/accessory battery, our propulsion systems’ regeneration technology renews the bank of batteries that provide the systems’ principal energy source. This technology is most effective in applications where natural forces such as water flow or airflow keep the motor turning even when it is not under power, e.g., sailing vessels and wind generators.

•   Redundancy. Our dual motor and Electric Wheel systems are redundant and completely self-contained. These features greatly enhance safety and security on the water. The Electric Wheel can operate with one-half its parts or with the gear set melted together.

•   No cooling source. No external cooling source is required for our ST-EPS, thereby allowing continuous use.

21

With high torque and low rpm, these motors are ideally suited for displacement hull vessels such as sailboats and multihull boats. A 10-horsepower Electric Wheel system provides more than adequate power to operate a sailboat traditionally powered by a 36-horsepower diesel engine. Our testing programs and installation experiences have demonstrated that the Electric Wheel provides the equivalent power of internal combustion engines with three to four times greater rated horsepower. This is because a diesel engine typically delivers only between 25% and 30% of its rated horsepower to the propeller; the combustion engine’s power-absorbing attachments such as an external transmission, gears and water pump absorb the rest.

Our Products

The Solomon Technologies Electric Propulsion System

We market and sell the ST Electric Wheel and ST Electric Motor series Electric Propulsion Systems. Our systems consist of the motor and controller, the safety power management distribution unit, the battery bank and battery charger, an e-meter, ammeter, keyswitch, DC breakers and a throttle control. We also offer an optional generator for hybrid charging configurations, an optional inverter for AC applications and a DC to DC charger for maintaining 12v DC house power. Our ST-EPS provides the foundation for efficient power management.

The Motors. We have developed two product lines of motor systems, the “ST Electric Motor”, or “STEM” series and the “ST Electric Wheel” or “STEW” series. All of our motors have regenerative abilities. This means that our motors generate electricity while under sail or at any other time that the external forces on the propellers are greater than the internal forces. In a sailing vessel application, this hydroelectric power is generated when water passing the propeller while the vessel is under sail turns the propeller blades, which in turn spin the shaft and rotor on the electric motor producing electricity that is then stored in the battery bank connected to the motor. While the large, spinning propeller can cause drag in regeneration mode that may be unwelcome in some situations and can even overcharge the battery banks if left untended, both of these potential problems can be neutralized by adding forward power to the propeller.

STEM Series. Our STEM series employs one or two of the DC electric motors and controllers used in the ST Electric Wheel series and does not incorporate a planetary gear-set. Our STEM series models are:

•	Our ST37 single motor design, which replaces up to a 24 horsepower diesel motor and provides continuous torque output to the shaft of 37 foot-pounds. The ST37 is designed for boats weighing up to 20,000 lbs.

•	Our ST74 dual motor design, which replaces up to a 48 horsepower diesel motor and provides continuous torque output to the shaft of 74 foot-pounds. The ST74 is designed for boats weighing up to 32,000 lbs.

Our STEM series motor systems are all available in twin motor configurations, providing power to the propellers equivalent to that of twin diesel engines up to the 48 horsepower x 2 designed specifically for twin shaft or twin hull vessels.

We are currently planning to introduce two new motors to our STEM series:

•	Our ST62 single motor design, which will replace up to a 40 horsepower diesel motor and will provide continuous torque output to the shaft of 62 foot-pounds. We expect the ST62 to be appropriate for boats weighing up to 28,000 lbs.

•	Our ST123 dual motor design, which will replace up to a 80 horsepower diesel motor and will provide continuous torque output to the shaft of 123 foot-pounds. We expect the ST123 to be appropriate for boats weighing up to 60,000 lbs.

To date most of the motors we have sold have been STEM series models.

22

STEW Series. Our STEW series employs the Electric Wheel. The STEW series motor consists of two flat, opposing, brushless, DC electric motors directly connected to the planetary gear set. Our current STEW series model — the ST58 Electric Wheel dual motor system — replaces up to a 36 horsepower diesel motor and provides continuous torque output to the shaft of 58 foot-pounds. The ST58 is designed for boats weighing up to 24,000 lbs.

The Electric Wheel design permits the ring gear to turn, which enables us to offer different STEW power configurations to meet specific requirements. With both sun and ring gear together, the Electric Wheel delivers considerably more torque to the planetary gears than a single motor. Altering the relative speeds of the moving ring and sun gears provides an infinitely variable range of gear ratios. We can attach different size motors to the gears or add a second motor to each gear and double the total horsepower.

Electric Wheels with different gear ratios that can provide a multitude of possible horsepower combinations are available for custom order production in a variety of configurations for larger vessels with more complex workload requirements as well as for application in a number of other industries. Our STEW series motor systems are all available in twin motor configurations, providing power to the propellers equivalent to that of twin diesel engines with up to 36 horsepower each, and are designed specifically for twin shaft or twin hull (catamaran) vessels.

The Safety Power Management Distribution Device. The Safety Power Management Distribution Device, or SPMD, is a panel designed to act as an interface for all of the devices making up our full series of Electric Propulsion Systems. The SPMD is an enclosed unit that is required for each system. Twin systems utilize a main distribution box that works in conjunction with the SPMD as a central interface for system components.

The Battery Bank. We specify 144v DC (12 X12 volt DC) Absorbed Glass Mat batteries wired in series to provide maximum power performance. This battery configuration provides the cruising boater with power, efficiency, and the freedom to extend boating range. We believe that future advances in battery and fuel cell technology will help to encourage the utilization of electric motors. While the battery bank adds a substantial amount of weight to the boat, the batteries can be placed in the boat to help stability, and the complete system weighs less than an equivalent diesel engine and drives, starter and accessory battery, fuel and fuel tank.

Chargers. The main 144v battery bank can be charged by a shore charger, propeller regeneration or an optional diesel generator (“genset”). We offer several shore chargers built for 144v direct current (“DC”) output and 110v/220v alternating current (“AC”) input.

E-Meter. The e-meter is used to monitor the “fuel” level of the battery bank. It displays battery voltage, amperage being consumed, and amp hours remaining. The e-meter also reads out battery regeneration.

Ammeter. The Blue Sky Systems model 8236 DC ammeter is connected to the motor and reads the amperage drawn by the motor when powering or the amperage produced by the motor in regeneration mode. A negative amperage value indicates the amount of current drawn from the battery bank to power the motor. A positive amperage value indicates the amount of current (at 144v DC) that the motor is regenerating and sending back to the battery bank.

Keyswitch. The Cole-Hersee, M-676 Marine Ignition Switch is a 12v, two-position switch that turns the ST-EPS on and off. Turning the switch to the “on” position activates a relay located in the SPMD. The relay in turn connects the 144v DC circuit that powers the motor.

DC Breaker. Circuit breakers are designed to throw a switch automatically in case of electrical overload and break the circuit. DC breakers are located in the Main Distribution Box to control the 6 kw inverter, generator, port motor SPMD and starboard motor SPMD and a separate Cutler-Hammer EHD2050L, 50 A 250v DC breaker controls the 3 kw inverter.

Throttle Controls. We offer electronic throttles that control forward and reverse motor functions through electronic switching. The electronic throttles can be ordered for single motor installations or dual motor configurations for independent motor control.

Hybrid Generator Options. Gensets are most often used for those seeking long-range motoring and abundant AC power for cabin use or for racing configurations in which lightweight, small capacity batteries are used for short-range motoring. For efficiency and performance, we offer optional DC generators capable of charging the 144v DC battery bank system. We can provide generators sized at 3.2 kilowatts (“kw”) and higher.

23

Inverter Options. The efficiencies inherent in our ST Electric Propulsion Systems enable them to provide considerable AC power for cabin use. Our inverters connect with the 144v DC battery bank. The inversion from 144v DC to 120v AC is more efficient and provides greater capacity than inversion from a 12v battery bank. For example, a blue water cruiser can have AC power for electric stoves, air conditioning, hot water heater and lighting without running a generator continuously.

12v House Power/Cross Charging Options. Boaters are familiar with a 12v DC system for powering cabin lights, bilge pumps, radios, and the like. We recommend the use of a separate 12v system with our ST Electric Propulsion Systems. Depending on the on-board equipment, this will enable the 12v system to consist of one to four batteries that can be charged from the main battery bank through our DC/DC cross charger. This allows for constant charging of the 12v system and offers 12v power capacity for more enjoyable, efficient living aboard.

Our ST Electric Propulsion Systems in marine use today are fueled through battery bank-stored power. Extended motoring range can be provided by installing an optional cocooned generator, creating a hybrid diesel electric system. In a hybrid configuration the generators cycled on and off based on battery usage. Generators work with the battery bank, extending battery life by recharging when the battery voltage reaches a set level of discharge. In addition, solar panels and wind generators can be used to augment house power for both pure electric and hybrid configurations.

Our Strategy

We are dedicated to meeting the needs of our customers for long-lived, low maintenance, and efficient and environmentally-friendly propulsion systems. We will endeavor to be a market-driven company that incorporates cost-effective technologies available in our products to meet our customers’ needs. We will seek to achieve sustained growth by harnessing our Electric Wheel technology, incorporating fuel technology advancements and expanding our product lines to meet customer demands for better propulsion systems while simultaneously creating business opportunities for new applications. The following are key elements of our strategy:

Be first to market with innovative propulsion system products in the marine industry.

We believe that our experience in the marine industry will enable us to introduce innovative products to the market quickly. We intend to strengthen current relationships and forge new relationships with manufacturers of marine vessels. We intend to continue to invest in internal product development activities designed to enhance our product offerings to satisfy the needs of our target markets. To this end, we continue to seek alliances with other marine industry product manufacturers to maintain a competitive edge and to spearhead innovation.

Expand and enhance our sales channels.

We believe that the most effective way to sell our products is through traditional retailers, original equipment manufacturers (“OEMs”) of marine vessels, charter fleet companies, recreational boating trade shows, the retrofit market and military contracts. We intend to continue to build industry presence and product demand through press releases and articles in major industry publications, keynote speaking and presentations before marine professionals and international boat builder/OEM organizations.

Increase international sales.

On November 4, 2004, we entered into a dealership agreement, dated as of November 1, 2004, with Nautique Propulsion Systems of South Africa. Under the agreement, Nautique will be the exclusive distributor of our ST Electric Propulsion Systems to boat builders and boatyards throughout South Africa. Nautique has agreed to purchase a minimum of 12 systems over the next year. Nautique has received training in installing our systems and will build a catamaran demonstration platform to exhibit our system to South African boat builders. We will provide marketing assistance to Nautique.

24

We view several other international markets as opportunities for significant growth for our business. We intend to target emerging and growing markets in regions such as Europe, Australia, New Zealand, South America and the Pacific Rim, principally through teaming with existing local companies. We plan to establish a presence in the boating capitols of the world through alliances with international charter fleet companies. From time to time, we may also consider acquisitions, strategic alliances or joint ventures to increase our penetration in identified markets.

Expand our branding and marketing initiatives.

We have invested time and resources to establish our Electric Wheel and Electric Propulsion System brands, as well as the consistent and recognizable design of our products. We intend to continue building our brand identity through public relations, advertising campaigns and other marketing efforts such as:

•	Milestone press releases relating to technology and operations
•	Website improvements
•	Building websites for dealerships and alliances with links to our website
•	Company branded systems components, i.e., inverters, generators and battery chargers.

Enhance operational efficiencies.

We believe it is essential to control operational costs while at the same time providing first-to-market, innovative products. We intend to implement processes to manage product development efficiency, control inventory, channel costs and reduce overall operating expenses. We plan to invest in personnel, technology and processes to enhance our operational discipline and efficiencies with respect to product development, demand assessment and supply chain and channel inventory management. By focusing on operational efficiencies, we intend to meet the demands of our target markets for affordable, high quality products while pursuing a profitable business model.

Expand our product offerings to non-marine applications.

We plan to expand our product portfolio into new areas that will complement our current product offerings while leveraging our brand, channel presence and operational efficiency. We believe this technology may be adapted for use in a variety of ground-based applications such as inter-modal trains, automotive transport, conveyor systems and farming implements. We intend to pursue strategies that include the licensing of our unique technology to industries with high regulatory and financial barriers to entry, such as the automotive industry. Strategies to explore will include the formation of joint ventures with industry participants that have an existing market presence, such as producers of conveyor systems.

Our Industry

Our product application in the marine industry

The recreational boating industry is a large, multifaceted market both in the United States and internationally. It is divided into two dimensions - suppliers and users, both of which are target customers for us. By product application, the boating market is divided into sailboat and powerboat segments and within each segment by size of craft for sailboats and hull type for powerboats. Most sailboats are displacement hull vessels. Powerboats are designed with displacement hulls, semi-displacement hulls and planing hulls. A displacement hull boat rides in the water, pushing water out of the way (displacing water) as it moves forward. A planing hull boat, as it builds sufficient speed, rides on top of the water where there is less resistance.

Displacement hulls are chosen when long range, economy of operation, and seaworthiness are vital to boating performance. By a displacement hull’s very nature, speed is limited. Size and shape dictate a maximum speed, referred to as “hull speed.” When moved by a large propeller turning at low rpms, displacement hulls become very efficient, requiring small amounts of power compared to hulls designed for high speed. Low rpm operation is not compatible with most fossil fuel engines that reach optimum performance with small props turning at high rpm. However, with a large, slower turning prop, and the proper gear ratio, a small fossil fueled engine consumes much less fuel than its higher speed counterparts. Even a 20-ton trawler with twin diesels is more fuel-efficient than most recreational boats with semi or full planing hulls designed for higher speeds.

25

Our ST Electric Propulsion Systems are designed to produce maximum efficiency with large, slow turning props delivering higher torque at low rpm. These characteristics make our STEW and STEM series motors highly compatible for displacement hull applications. Many categories of boats use displacement hulls, including sailboats, trawlers, classic launches, luxury houseboats, offshore commercial fishing boats, tugboats and large ships. In addition, many custom and production specialty hull designs are compatible with the present ST-EPS designs.

Our target markets

Our markets for STEW and STEM series motors encompass two sectors - boat manufacturers (“OEMs”) for new boat electric drives and used boat owners for retrofit systems. Within these sectors, our primary market for ST-EPS is the recreational boating industry, with an initial focus on displacement hull vessels ranging in size from 25 feet to over 70 feet in length and weighing from 4 to 40 tons. The secondary market for our current line of production motors is commercial marine applications, with an initial focus on fishing vessels, lifeboats and motor launches. We expect that our next generation series of STEW and STEM motors will be focused on the powerboat market and the larger horsepower commercial marine sectors as well as land-based applications.

Market analysis-industry trends

Both the new and the retrofit boat markets offer substantial sales potential for us. Market growth for new boats appears to be driven by the U.S. business cycle and population demographics; compound annual growth averaged three percent over the last two decades. There were 16,302 new sailboats constructed in North America during 2003, according to the 2003 North American Sailing Industry Study conducted by The Sailing Company, parent company of Cruising World and Sailing World magazines. Of that total, we estimate that approximately 2,200, or 13 percent, were at least 25 feet long and large enough for the ST-EPS.

There are an estimated 1,600,000 sailboats of all kinds on United States waters, according to the National Marine Manufacturing Association. Multiplying this figure by 13% - the percentage of new boats that are large enough to be eligible for the ST-EPS - gives 208,000 used sailboats large enough for the ST-EPS. Assuming that these boats will require new motors every 10 years, i.e., 10% of the fleet each year, means that 20,800 sailboats large enough for the ST-EPS will need new motors annually. Most of these boats, however, are not worth enough for the high-priced ST-EPS to make economic sense. If only 10% of the total are economically viable candidates for the ST-EPS, then, we believe, the potential market for retrofit of the ST-EPS is 2,080 boats annually.

One of the primary trends impacting the recreational and commercial boating industry is that environmental regulation of boat engine emissions continues to get more and more restrictive. More restrictive emissions regulations issued by the US Environmental Protection Agency for small marine diesel engines of 37 kw or less are being phased in through 2005. The EPA also is in the process of proposing new exhaust emissions regulations that would require catalytic converters on marine diesel engines. Tighter emissions standards for gasoline-powered marine engines are also being phased in through 2007. We think that these tightening restrictive environmental regulations on marine engines will make our system increasingly competitive. Our system is inherently cleaner environmentally than a conventional diesel or gasoline engine because a boat powered by the ST-EPS can motor solely on battery electricity for much of the time. When the auxiliary diesel generator is operating, it produces less exhaust pollution than a propulsion diesel. A propulsion diesel must accelerate up and down to change boat speed, frequently accelerating and operating out of its most fuel efficient range. By contrast, the diesel engine that powers our generator operates in a narrow rpm range that has been factory-set to provide efficient combustion of the fuel.

International markets

We believe that Europe’s auxiliary powered sailboat market represents a large potential retrofit market for the ST-EPS in large part because of environmental issues. The European Community Parliament recently imposed new restrictions on exhaust emissions and engine noise for diesels, two stroke gasoline engines and four stroke gasoline engines. The regulations are to be completely in place in all member countries by 2006. Because the ST-EPS produces far fewer exhaust emissions than gasoline engines and is far quieter than a conventional internal combustion engine, we believe that the new requirements could help generate interest in ST-EPS among European boatbuilders and boat owners.

26

OEM/boat builders

We view our OEM relationships as vital to growing and sustaining marine sales in both manufacturer and user market segments. ST Electric Propulsion Systems have been installed in boats manufactured by Hinckley Yachts, Lagoon Catamarans, Alliaura Marine, Island Spirit Catamarans, Aeroyacht/Edel, Gold Coast Yachts, Conser Catamarans and Manta Catamarans, all of which have agreed to offer our ST-EPS as optional equipment on their production boats. We intend to focus the resources necessary to attract and support OEM customers. We believe that OEMs are incorporating, and will continue to incorporate, our ST Electric Propulsion Systems into their new boats as a value-added feature in order to be more competitive and increase their sales. We expect that in the future some of these manufacturers will begin to adopt ST-EPS as standard equipment.

To the extent that manufacturers adopt our ST-EPS as standard equipment, we expect that more industry articles will appear in trade magazines, which in turn should develop additional sales for us. In addition, boat manufacturers, through their marketing promotions and network of new boat dealers, invest heavily in advertising. We believe that utilizing this third-party new boat advertising to promote our propulsion systems offer benefits for us as well as for OEM/boat builders. Overall, we believe that our electric propulsion-equipped new boats displayed in advertisements, at boat shows and in trade magazine articles will provide a growth vehicle for increasing sales volume, as will inclusion of an anticipated growing number of boat builders listed as OEM installers of our products on our web sites and published listings.

We have successfully completed sea trials of our ST-EPS at Lagoon Catamarans, a subsidiary of Groupe Beneteau, the world’s largest builder of recreational sail and powerboats. As a result, Lagoon has built three ST-EPS powered catamarans with several more ST-EPS systems on order.

Hinckley Yachts, a builder of premium sail and power boats, launched a 42 foot day sailer incorporating our ST-EPS in August 2004. Alliaura Marine, a French catamaran manufacturer and builder of the Privilege Luxury line of catamarans, is building an electric powered vessel incorporating our ST-EPS.

Commercial powerboat market

We have sold two ST Electric Propulsion Systems to the Coniston Launch Company of Cumbria, England to replace large diesel engines in two 40 foot historic motor launches used for tourist passenger service. We expect that the systems will be installed this winter and the boats will be ready for passenger service in the spring.

Charter boat market

The Catamaran Company, a U.S. business that sells new and used catamarans and operates an exclusive lease charter boat fleet throughout the Caribbean, has agreed to be a sales broker for ST-EPS powered Lagoon Catamarans in the U.S. The Catamaran Company started placing ST-EPS powered catamarans into its charter boat fleet in 2004 and the first electric Lagoon (designated as the “410 S2E”) went into Caribbean charter service during the 2004/2005 winter season.

Dealer/installers

We are developing sales directly to the wholesale end of the marine propulsion and retrofit market. Target wholesale customers include marinas, boat yards, and boat repair, refurbishing and retrofit businesses. The retrofit market requires removal of a boat owner’s existing internal combustion engine, disposal of any residual fuel (now considered a hazardous waste in most states subject to regulatory guidelines for disposal), and removal of fuel tank(s) if not retained for other purposes. Most owners will look to their boatyard or marina to perform these tasks.

There are an estimated 13,000 boatyards and marinas in the U.S. according to the Marina Operators Association of America. Not all of them have repair facilities. Our goal is to have our sales management team select the best available dealers to represent us in major market areas. In support of this goal, we have developed criteria and guidelines for the selection and establishment of authorized dealer/installers to which we will be able to refer boat owners for installation and service of our systems.

27

To date, we have established seven authorized dealer/installers in the United States, each of which can sell and install our ST-EPS. This dealer/installer network includes retrofit businesses in San Diego, Long Beach, Ventura, Berkeley (which includes Lake Tahoe) and Seattle, providing Pacific Coast coverage from the Mexican to Canadian borders. We also have dealer/installers in Marquette, Michigan on Lake Superior and in the British Virgin Islands. The Marquette dealer installed its first ST-EPS in 2004. We are in the process of establishing additional dealer/installers throughout North America. We recently signed an agreement with Nautique Propulsion Systems, Inc., a dealer in South Africa. South Africa has become a major marine manufacturing center, with 65 companies now producing boats for the international market. We plan to continue to add dealer/installers to our authorized network and anticipate selecting and establishing 30 authorized dealers/installers by the end of 2005.

Although the ST-EPS systems are less expensive to operate and maintain than the diesel engines they are designed to replace, at present they are more expensive to purchase and install. This is an impediment to increasing retrofit sales. We believe that in order to reduce the price of ST-EPS motors to the point at which they are comparably priced to the equivalent diesel engines we will have to achieve economies of scale by increasing overall sales to at least 500 ST-EPS systems per year.

Demonstration platforms

We maintain an in-the-water sailboat demonstration platform at our Tarpon Springs, Florida headquarters - a Lagoon 47 Catamaran powered with twin ST74 motor drives and a 15 kw generator. We use this boat for boat show appearances, publicity events and for demonstrations to prospective customers, dealer/installers and OEMs. The boat was acquired in April 2004 by David Tether, our Chief Technology Officer, from a third party for $375,000. Mr. Tether has not yet paid the full purchase price for the boat, and until the purchase price is paid in full the third party will retain title to the boat.

We are considering establishing a mono-hull demonstration platform using a boat owned by one of our customers.

Trade shows

We have exhibited our products at major consumer boat and marine trade shows in Annapolis, Maryland, Ft. Lauderdale and Miami, Florida, Newport, Rhode Island and at the International Boat Show in Dusseldorf, Germany and the Marine Equipment Trade Show in Amsterdam. We intend to have ST-EPS representation at boat shows throughout the United States as a result of our dealer/installers relationships. Further, we anticipate that OEMs will be scheduling to show and demonstrate their new boats featuring ST-EPS installations at boat shows throughout the U.S., United Kingdom and Europe. Hinckley Yachts demonstrated its new ST-EPS powered day sailer at the Annapolis Boat Show in 2004 and may also show this boat at the Miami Boat Show in 2005. We also have exhibited our products or displayed our product literature at trade shows in conjunction with our industry suppliers and equipment manufacturers.

Print media advertising and promotion

We currently advertise in both marine trade magazines and marine industry periodicals. We intend to continue such advertising.

Media coverage

We have been featured in more than 20 articles and stories in boating-related publications: Cruising World (March 2003), Boat U.S. (Jan 2003), Multihull (July/Aug 2002), Multihull (May/June 2002), Multihulls World (April/May 2002), Practical Sailor (Dec 2002) and many more dating back to 1994. In addition, articles on our company and our products and technology have been published in national publications including The Wall Street Journal, Popular Mechanics, Design News and various NASA bulletins.

28

We prepare and distribute press releases featuring news of interest for publication in a variety markets and industries. We plan to continue to solicit and develop opportunities for trade journal, television, newspaper and magazine coverage.

Website

We maintain a website that contains our history, technology, accomplishments, milestones, news about our technology and business developments and articles about our company appearing in consumer and trade magazines. The site also provides answers to prospective customers’ most frequently asked questions, directions for contacting us, a list of our dealer/installers and OEMs system component specifications, pricing information and ordering instructions.

Pricing

Basic ST-EPS orders (with required parts and components) currently start at over $13,000 and full package STEW and STEM twin systems for catamarans with hybrid electric and AC power options can cost over $60,000. The average system invoice cost with component parts, equipment and optional products is presently approximately $27,500.

Manufacturing

We assemble our ST Electric Propulsion Systems at our facility in Tarpon Springs, Florida, using motors and other components supplied to us by third-party contractors.

Homewood Products Corporation, located in Pittsburgh, Pennsylvania, through its subcontractors, has been manufacturing our electric motors since 1996 and builds STEW and STEM motors to our specifications.

In August 2003, we entered into an agreement with Homewood that required that we purchase from Homewood at least 100 electric motors by December 31, 2004, but that if we failed to meet this purchase commitment we would be required to pay Homewood on or before January 1, 2005 an amount equal to the average purchase price for all motors actually purchased by us multiplied by the motors not purchased by us up to 100. As we purchased only 25 electric motors in 2004, we have become obligated to pay Homewood an aggregate of $466,200 for the 75 motors we did not purchase. We have not yet paid this amount to Homewood and we are presently negotiating an extension and modification of this agreement with Homewood.

The agreement with Homewood also provided that as long as we met our annual purchase commitment Homewood would not accept purchase orders for electric motors from anyone else for marine applications and we would not purchase electric motors for marine applications from any other manufacturer. Due to our failure to meet the purchase commitment in 2004 Homewood’s exclusivity arrangement has expired.

Third-party suppliers provide other components of our ST-EPS. We believe that these other suppliers have sufficient capacity to fill our needs. We do not, however, have agreements with these suppliers to provide us with such component parts.

We are pursuing agreements with several suppliers for our own private label brand DC generator specifically designed for our system.

Competition

Our target market for our marine motors is presently directed at sailboats and other displacement hull vessels, most of which are powered by either diesel or gasoline-fueled engines. Other types of electric motors power a small segment of the boats within our target market.

Diesel engines

Inboard diesel engines constitute the strongest competitor for ST-EPS installations. Consumers in our target markets historically have used diesel rather than gasoline engines for a number of reasons. Diesel engines provide higher torque at lower rpms, use less fuel and otherwise operate more economically and are safer to use compared to gasoline engines. Despite their much higher initial purchase price, diesel engines have proven to be more powerful, reliable and safer than gas engines.

29

The marine diesel engine manufacturing industry is highly competitive without any single market leader. There are approximately 30 recognized manufacturers of inboard diesel engines. Among U.S. sailboat owners, Yanmar and Volvo Penta are perhaps the best-known names, and both manufacturers have a broad product selection for sailboats. Distribution, retailing, installation and service of diesel engines are spread among these 30 competitors, and the majority of these independent retailers, installers and service businesses are the same businesses available to us as prospective authorized dealer/installers of ST-EPS.

We believe that our electric propulsion systems, powered either by battery alone or a generator/battery hybrid, are competitive with diesel engine power because of comparative low maintenance requirements, low energy consumption, environmental friendliness and low noise level, longevity and simplicity of operation. The most important barriers to entry for us are the familiarity and acceptance of diesel power in the marine industry and the comparatively higher price of the ST-EPS. We believe that as our sales volume increases we will be able to make the purchase price of an ST-EPS system more competitive with that of the equivalent diesel engine system.

Electric motors

Electric motors currently available for commercial purchase comprise a small segment of our intended target market primarily because of their limited use of indirect drive systems and reduction gears. We believe that there are approximately 20 manufacturers of vessels powered by electric motors in North America and that most of them manufacture relatively small, low powered vessels, principally open launches, small open deck catamarans and the occasional cuddy cabin cruiser or small sailboat.

Two of the most well-established U.S. manufacturers are Duffy Electric Boat Company of Cost Mesa, California and Electric Launch Company, Inc. (“ELCO”) of Athens, New York. Besides a line of small all-electric launches, Duffy produces a 30 foot cabin cruiser with hybrid electric drive consisting of a 96 volt electric motor and a 5.5 kw Northern Lights generator. ELCO makes a line of small launches and daysailers powered by a 36 volt, 3 hp, shunt wound electric motor with reduction pulley and belt. A 35 foot ELCO excursion boat is hybrid powered, with the standard electric motor and a 4kw AC generator recharging the battery through a battery charger.

Glacier Bay, a US company known for its marine refrigeration systems, is developing what it calls an OSSA Powerlite motor that will use the same type of powerful “rare earth” neodymium magnets that we use in the ST-EPS.

There are several electric boat builders in England and Continental Europe. Eco Cats of Torpoint, Cornwall, England, produces open powerboats, small open catamarans and a small cabin cruiser. The company's largest vessel appears to be a 36 foot open catamaran for ferrying passengers on sightseeing tours. It is powered by two 4 kw motors. Peter Freebody & Co. of Hurley, Berkshire, England produces open wooden launches and lake boats up to 28 feet in length with electric motors or gasoline and diesel engines as power options. Ruban Bleu, of Nantes, France, makes a line of open electric launches and other small pleasure boats. The largest is an 8.3 meter open deck catamaran powered by two 36 volt, 3 kw, series wound motors.

The European pleasure boat manufacturer with the largest motors appears to be Aquawatt, MOO Kastle, Kaernten, Austria. The company makes a line of what appear to be semiplaning hybrid-electric "speed" boats, the fastest of which is capable of a maximum speed of 16 knots. The largest motor is a 20 kw AC motor powered by a 20 kw generator. The largest DC motor is 4 kw with a 4.4 kw generator.

Lynch Electric Motor, of Devon, England, makes a line of marine electric motors claimed to range up to 22 kw powered by 120v DC. The motors are axial gap, brushed DC motors with a disc armature. Specific models offered range from 12 to 84 volts. The motor has been used in many land and water applications, including speedboats.

Aerotech Ltd. of Weisslingen, Switzerland, now manufactures the Sol Z electric motor, originally offered by Eco Propulsion Systems. Motors offered range from 4 to 8 hp and are powered by 24 or 48v DC batteries. The company makes inboard, saildrive and outboard versions.

30

Icemaster GmbH, of Paderborn, Germany, manufactures the Whisperprop® diesel-electric drive under the Fischer-Panda label. There are several models available for powerboats and sailboats, several of which include a propeller that can swivel in a horizontal plane. All of these motors use a full-time generator rather than a battery bank to supply electric power to the motor and none permit regeneration of stored power under sail. Icemaster’s Fischer-Panda generators are well regarded in the boating market. Icemaster also manufactures most of the auxiliary generators we offer as part of the ST-EPS.

ASMO Marine, of Copenhagen, Denmark, produces a propulsion motor that most closely resembles the ST-EPS, although it is smaller than our ST74 and requires pulley-belt reduction or reduction gearing for efficient propeller speeds. The largest model offered is a 48 volt permanent magnet DC motor rated at 8.5 kw and advertised as equivalent to 25 hp diesel. The motor is apparently capable of regenerating under sail.

The market for electric marine propulsion systems is relatively young and the factors on which competition will be based have not yet become clear. However, we believe that competition in this industry will be based principally on price, performance and reputation. Many of our competitors and potential competitors, including Icemaster and Glacier Bay, are better known than we are and have larger infrastructures and greater resources than we do, and may have greater ability to withstand price competition or a downturn in the economy or the boating market.

Our Intellectual Property

Trademarks

In 2002, we registered our name “Solomon Technologies” and our logo with the United States Patent and Trademark Office (“PTO”) under two trademark filings. In 1999, we trademarked a stylized version of the phrase “Electric Wheel” in the United States in connection with electric propulsion systems. Our trademarks have a 10-year term commencing on the registration date and are renewable for additional terms of 10 years each, subject to compliance with certain filing requirements.

Current patents

We currently have three technologies patented in the U.S. and foreign jurisdictions. Below is a summary of our patents.

Dual-Input Infinite-Speed Integral Motor and Transmission Device. This patent is the basis for our Electric Wheel technology. The patents cover both marine applications and farming and household appliance applications. This patent has been issued in five countries, as follows:

COUNTRY	DATE FILED	ISSUED	PATENT #	STATUS

Australia	11/19/91	11/19/94	551,644	Issued
Canada	11/19/91	01/28/03	2,096,642	Issued
Japan	11/19/91	01/31/03	3,394,771	Issued
South Korea	11/19/91	01/07/99	187697	Issued
United States	11/28/90	11/26/91	5,067,932	Issued

Method and Apparatus for Propelling a Marine Vessel. This patent ties our Electric Wheel technology directly to marine propulsion and provides for a patent on regenerative feedback. This patent has been issued in the U.S. and is pending in three foreign jurisdictions, as follows:

COUNTRY	FILED	ISSUED	PATENT #	STATUS

European Union	04/29/96			Pending
Japan	04/29/97			Published
United States	04/29/96	01/26/99	5,863,228	Issued
WIPO*	04/29/97			National Phase entered - Chapter II demand filed 10/27/97

31

* The World Intellectual Property Organization is an agency of the United Nations that administers approximately 23 treaties dealing with different aspects of intellectual property protection.

System and Apparatus for a Multiple Input and Dual Output Electric Differential Motor Transmission Device. This patent has been issued in the U.S. and is pending in two foreign jurisdictions, as follows:

COUNTRY	FILED	ISSUED	PATENT #	STATUS

Japan	11/04/97			Published
United States	11/19/96	12/22/98	5,851,162	Issued
WIPO	11/04/97			National Phase entered Chapter II demand filed 5/20/98

Proposed patents

On January 30, 2004, we submitted a patent application for regenerative motor propulsion systems. A follow-up application must be filed with the U.S. Patent Office before the one year anniversary of this filing. We have begun the process of preparing this follow-up application and are working with patent counsel to complete this application.

We estimate $56,000 as the cost for patenting the technology under review. We cannot assure you there that the proposed patent will be granted.

We do not have any patents covering our STEM series electric motors.

Know-how, trade secrets and other intellectual property protection

In addition to the trademark and patent protection secured above and the pending patent applications, we will rely on trade secrets, know-how and continuing technological innovations to develop and maintain our competitive position. It is our policy to require our directors, employees, consultants and parties to collaborative agreements to execute confidentiality agreements upon the commencement of the employment, consulting or collaborative relationships with us. These agreements provide that all confidential information developed or made known during the course of the relationship with us is to be kept confidential except in specific circumstances. In the case of employees and consultants, the agreements provide that all inventions resulting from work performed for us using our property or relating to our business and conceived or completed by the individual during employment are our exclusive property to the extent permitted by law.

Research and Development

Since our inception, we have spent approximately $2 million on product development. The continued development of our STEW and STEM electric motors and other components of our ST Electric Propulsion Systems remains paramount to our success in the marine market. In addition, continuing development of advanced hybrid charging systems, adaptation to new battery, fuel cell and fuel sources technologies, and system integration with our growing product line of electric motors will help us achieve and maintain our leadership position in the marine propulsion industry.

Through continued ground-based electric motor research and development, we intend to expand applications of our patented products for potential licensing into other industries.

Employees

We have ten full time employees and one part-time employee. Our executive management team currently consists of a president, a chief technology officer, a chief financial officer and a secretary. We employ our chief financial officer on a part-time basis. There is no collective bargaining agreement in effect. We believe our relations with our employees are good.

32

Government Regulation

It is anticipated that existing and proposed changes in environmental impact laws and regulations in the United States, Canada and Europe will create an increased demand for our ST-EPS products and Electric Wheel technology. Our STI electric products have zero emissions when used without fossil fuel generators.

Existing or probable governmental regulations have not had, and are not expected to have, any material impact on our operations, and the costs and effects of compliance with federal, state and local environmental laws are minimal.

Properties

We currently occupy office, research, testing and warehouse facilities in Tarpon Springs, Florida. This facility is located at 1400 L & R Industrial Boulevard, Tarpon Springs, Florida 34689. The lease commenced on September 1, 2003 and continues for two years with an additional two year extension at our option. Rent is $2,400 per month subject to annual increases equal to the consumer price index but not to exceed 4% per year.

Legal Proceedings

In March 2004, Ann Poyas, our former chief operating officer and a former director, her husband, Donald Poyas, our former Vice President of Procurement, and their son, Michael Poyas, a former consultant for our company, brought a lawsuit against us in the Circuit Court for Charles County, Maryland, alleging that they were owed in the aggregate approximately $1,150,000. We believe that we have good and meritorious defenses against the complaint and intend to defend it vigorously.

In July 2004, Charles Shannon, our former Vice President of Sales and a former director, brought a lawsuit against us in the Circuit Court for Charles County, Maryland, alleging that he is owed approximately $1,000,000. We believe that we have good and meritorious defenses against the complaint and intend to defend it vigorously.

In May 2004, Donald James, our former president, submitted a claim alleging that he is owed unpaid wages. We disagree with the claim and no legal action has been brought by Mr. James.

Except as set forth above, we do not believe there are any pending or threatened legal proceedings that, if adversely determined, would have a material adverse effect on us.

33

DIRECTORS AND EXECUTIVE OFFICERS

Our Amended Certificate of Designation of Series A Preferred Stock establishes that our Board of Directors shall consist of five members:

•	Common Stockholder Directors — The holders of our common stock, as a class, shall be entitled to elect two members of our Board of Directors, and

•	Series A Preferred Stockholder Directors — The holders of Series A Preferred Stock, as a class, shall be entitled to elect three members of our Board of Directors.

In the case of any vacancy in the office of a director occurring among the directors elected by the Series A Preferred Stockholders, the remaining director or directors elected by the Series A Preferred Stockholders may elect a successor to hold the office for the unexpired term of the director.

In the case of any vacancy in the office of a director occurring among the directors elected by the common stockholders, the remaining director or directors elected by the common stockholders may elect a successor to hold the office for the unexpired term of the director.

Any Series A Preferred Stockholder Director may be removed during his or her term of office, whether with or without cause, by the Series A Preferred Stockholders. Any Common Stockholder Director may be removed during his or her term of office, whether with or without cause, by the common stockholders.

Our executive officers, directors and director nominees, together with their ages and certain biographical information, are set forth below:

NAME	AGE	POSITION
Gary M. Laskowski	51	Series A Preferred Stockholder Director and Chairman of the Board
Peter W. DeVecchis, Jr.	56	President
David E. Tether	55	Common Stockholder Director and Chief Technology Officer
Samuel F. Occhipinti	58	Chief Financial Officer
David Lindahl	60	Common Stockholder Director
Michael D’Amelio	47	Series A Preferred Stockholder Director
Jonathan D. Betts	44	Series A Preferred Stockholder Director

Gary M. Laskowski, Chairman of the Board (Series A Preferred Stockholder Director) . Mr. Laskowski has been a director of our company since May 2004. Mr. Laskowski is a principal and founder of Venture Partners Ltd., a private investment bank founded in 1986. Prior thereto Mr. Laskowski served as a member of the consulting operation of Technology Transitions Incorporated, a venture capital firm, and prior to that in a number of roles, including Vice President, Marketing, for Canberra Industries, Inc., a supplier of data acquisition and analysis systems. Mr. Laskowski serves on the boards of a number of companies involved in electronics, power systems and, software development. Mr. Laskowski holds a Bachelor’s Degree in Electrical Engineering from the University of Connecticut.

Peter W. DeVecchis, Jr., President. Mr. DeVecchis, who became our President in May 2004, is an accomplished manager with 25 years of experience in sales, marketing and new business development. Prior to joining us, he had served since December 2001 as Vice President, Sales and Marketing of 4uDoctor, Inc., a provider of web-based technology services to help healthcare practitioners reduce their costs of procuring operational supplies. From 1998 to 2001, he served as Vice President, Sales of Consumers Interstate Corp., a wholesale distributor of MRO products. From 1996 to 1998, he was Vice President Sales, Business Unit Director Pharmacy Groups, for Moore Medical Corp., a full line wholesale distributor of pharmaceutical and health-care products. From 1988 to 1996, Mr. DeVecchis was Vice President, Sales and Marketing for United Abrasives, Inc., a manufacturer of industrial abrasive products. From 1985 to 1988, he served as Vice President Sales and Marketing for Beaverite Products, Inc., a manufacturer of customized information packaging. From 1973 to 1985, he was Vice President Sales and Marketing for Canberra Industries, Inc., a nuclear electronics company. Mr. DeVecchis earned his MBA from University of New Haven and his BS in Business Management from Charter Oak College in Connecticut.

34

David E. Tether, Director (Common Stockholder Director) and Chief Technology Officer. Mr. Tether founded Solomon Technologies, Inc. in February 1993. He was our Chairman from 1993 to May 2004 and served as our Chief Executive Officer from 1993 until August 2004. He has been our Chief Technology Officer since July 2004. Mr. Tether has over 33 years of experience with several start up and early stage growth companies primarily serving the Naval Air Warfare and Naval Air Test Centers at Patuxent River, Maryland. From 1982 to 1985, he led a team of scientists and engineers in designing and building the world’s first full scale thermonuclear detonation simulator. He has worked on classified projects in the electromagnetic emissions field, as well as encrypted networks and computer security measures for agencies including the Environmental Protection Agency, the U.S. Army and the American Chemical Society.

Samuel F. Occhipinti, Chief Financial Officer. Mr. Occhipinti became our Chief Financial Officer in May 2004. Since July 1999, Mr. Occhipinti has been Managing Director and President of Venture Partners Capital LLC, an NASD registered broker/dealer focused on corporate finance and merger and acquisition transactions. From 1997 to June 1999, he was Vice President and Chief Operating Officer of Stone Cline Corporation, a manufacturer of textiles, and from 1993 to 1997 he was Executive Vice President and Chief Financial Officer of I2 Technology Inc., a manufacturer of electronics components. From 1990 to 1993, Mr. Occhipinti was Vice President - Finance of AOI Systems Inc., a manufacturer of adaptive optics technologies. He earned his BS/BA in finance from Boston College.

Michael D’Amelio, Director (Series A Preferred Stockholder Director). Mr. D’Amelio has been a director of our company since May 2004. Mr. D’Amelio is the Managing Director and founder of JMC Venture Partners LLC, a private equity fund founded in 1999 that focuses on middle market manufacturing, distribution, technology and service companies. In addition, Mr. D’Amelio is a partner in the investment banking firm of Grace Matthews. From 1991 to 1999, Mr. D’Amelio served as President and CEO of TACC International Corporation, a specialty chemical manufacturer with facilities located throughout the United States that was subsequently sold to a Fortune 500 buyer. Mr. D’Amelio serves on numerous corporate boards and committees and is a graduate of Northeastern University with a BS in Management.

David Lindahl, Director (Common Stockholder Director). Mr. Lindahl has been a director of our company since 1994 and served as our president from February 1994 through February 1995. Mr. Lindahl served Presidents Reagan and Bush as Assistant Secretary of Energy from January 1986 through March 1991. While at the Department of Energy, he was responsible for developing the nation’s alternative fuels industry and was the chief architect of the Clean Air Act Amendments of 1990. Prior to that, he was the Energy and Environmental Policy Advisor to the U.S. Congress. In 1994, he retired from federal service as a Professional Staff Member of the House Committee on Energy and Commerce. In 1992, he joined the board of Town Creek Industries, Inc., which we acquired in 2001. Since June 2002, he has served as Executive Vice President of Savage Enterprises, Inc., a company engaged in combustion equipment research and development. Mr. Lindahl earned his bachelor’s degree in earth sciences from Indiana University and earned his master’s degree in physical geography from Western Michigan University. He also earned a certificate from Massachusetts Institute of Technology in energy policy.

Jonathan D. Betts, Director (Series A Preferred Stockholder Director). Mr. Betts is a principal and founder of Venture Partners, a private investment bank, founded in 1986. Mr. Betts previously served as a member of the consulting operation of Technology Transitions Incorporated, a venture capital firm and as Regional Sales Manager for Medical Electronics Corporation, a critical care medical instrumentation manufacturer. Mr. Betts has a Bachelor’s Degree in Electrical Engineering from Boston University.

EXECUTIVE COMPENSATION

The following table shows compensation earned during fiscal 2004, 2003 and 2002 by our President and our former chief executive officer.

35

Summary Compensation Table

						Long Term Compensation
		Annual Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation		Securities Underlying Options

Peter W. DeVecchis, Jr. (1)	2004	$76,923.04	0	0		100,000	(2)
President

David E. Tether	2004	$110,096.17	0	$47,804.00	(3)	147,807	(2)
Former Chief Executive Officer	2003	$42,789	0	0		115,000
	2002	$38,221	0	$0		0

(1)	Peter DeVecchis became our President on May 27, 2004.
(2)	David Tether received this amount in May 2004 in payment of compensation owed to him for prior periods.
(3)	Vesting of options to purchase an aggregate of 100,000 shares was contingent on the satisfaction of certain performance criteria by December 31, 2004. These options expired unexercised on January 1, 2005 when the performance criteria were not met.

Compensation Arrangements

We have employment agreements with David E. Tether, our Chief Technology Officer, and Peter W. DeVecchis, Jr., our President.

Mr. Tether receives an annual base salary of $125,000 and is eligible for a $75,000 bonus based on goals to be agreed by us and Mr. Tether. Mr. Tether will also be entitled to receive the standard benefits available to all of our employees.

We may terminate Mr. Tether at any time. If we terminate him without “cause”, we will pay Mr. Tether severance of six months of his annual salary paid though a continuation of periodic salary payments at normal payroll periods. If Mr. Tether is terminated as a result of a change in control of our company, his severance will be one year of his annual salary. If Mr. Tether is terminated for cause, he will not be entitled to any severance. The term “cause” means Mr. Tether’s gross negligence, gross misconduct, breach of fiduciary duty to our company or our stockholders, or indictment or arrest for any criminal offenses.

Mr. DeVecchis receives an annual base salary of $125,000 and is eligible for a $75,000 bonus based on goals to be agreed by us and Mr. DeVecchis. Mr. DeVecchis will also be entitled to receive the standard benefits available to all of our employees. He is also entitled to a restricted stock award of 20,000 shares of our common stock each year over the next five years with the first 20,000 shares to be earned in May 2005, the first anniversary of his employment with us. In the event that he is terminated for “cause”, all unearned shares are forfeited. Further, if he is terminated other than for cause during the first five months of his employment, all unearned shares are forfeited. Upon termination other than for “cause” after the first five months of employment, he will be entitled to one half of all of the remaining unearned shares.

We may terminate Mr. DeVecchis at any time. If we terminate him during the first five months of his employment, we agreed to pay Mr. DeVecchis severance of three months of his annual salary paid though a continuation of periodic salary payments at normal payroll periods. If we terminate him after the first five months of his employment, his severance will be six months of his annual salary. If Mr. DeVecchis is terminated after the first five months of his employment as a result of a change in control of our company, his severance will be one year of his annual salary. If Mr. DeVecchis is terminated for cause, he will not be entitled to any severance. The term “cause” means Mr. DeVecchis’ gross negligence, gross misconduct, breach of fiduciary duty to our company or our stockholders, or indictment or arrest for any criminal offenses.

For purposes of these employment agreements, the term “change of control” means a sale or transfer, in one transaction, of 51% or more of our issued and outstanding shares, but excluding normal public trading of our shares or one or more secondary offerings of our shares.

Mr. Tether and Mr. DeVecchis also executed our company’s Nondisclosure and Noncompete Agreement, which all of our employees are obligated to sign, that provides that each employee will not compete with us during their employment and for six months thereafter and agrees to always keep confidential our trade secrets and other confidential information.

36

2003 Stock Option Plan

We adopted our 2003 Stock Option Plan in July 2003. We amended it in June 2004 to increase the number of shares of common stock reserved under the plan from 750,000 to 2,000,000. The plan provides for the grant of options intended to qualify as “incentive stock options,” options that are not intended to so qualify or “nonstatutory stock options” and stock appreciation rights. The total number of shares of common stock reserved for issuance under the plan is 2,000,000, subject to adjustment in the event of a stock split, stock dividend, recapitalization or similar capital change, plus an indeterminate number of shares of common stock issuable upon the exercise of “reload options” described below.

The plan is presently administered by our board of directors, which selects the eligible persons to whom options shall be granted, determines the number of shares of common stock subject to each option, the exercise price therefor and the periods during which options are exercisable, interprets the provisions of the plan and, subject to certain limitations, may amend the plan. Each option granted under the plan shall be evidenced by a written agreement between us and the optionee.

Options may be granted to our employees (including officers) and directors and certain of our consultants and advisors.

The exercise price for incentive stock options granted under the plan may not be less than the fair market value of the common stock on the date the option is granted, except for options granted to 10% stockholders, which must have an exercise price of not less than 110% of the fair market value of the common stock on the date of grant. The exercise price for nonstatutory stock options is determined by the board of directors. Incentive stock options granted under the plan have a maximum term of 10 years, except for options granted to 10% stockholders, which are subject to a maximum term of 5 years. The term of nonstatutory stock options is determined by the board of directors. Options granted under the plan are not transferable except by will and the laws of descent and distribution.

The board of directors may grant options with a reload feature. Optionees granted a reload feature shall receive, contemporaneously with the payment of the option price in common stock, a right to purchase that number of shares of common stock equal to the sum of the number of shares of common stock used to exercise the option, and, with respect to nonstatutory stock options, the number of shares of common stock used to satisfy any tax withholding requirement incident to the exercise of such nonstatutory stock option.

Also, the plan allows the board of directors to award to an optionee for each share of common stock covered by an option, a related alternate stock appreciation right, permitting the optionee to be paid the appreciation on the option in lieu of exercising the option. The amount of payment to which an optionee shall be entitled upon the exercise of each stock appreciation right shall be the amount, if any, by which the fair market value of a share of common stock on the exercise date exceeds the exercise price per share of the option.

Stock Option Grants

The following table sets forth the stock option grants made by us to the named executive officers in the Summary Compensation Table during 2004:

37

Option Grants in Last Fiscal Year

Name	Number of Securities Underlying Options Granted		Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price Per Share	Expiration Date

Peter W. DeVecchis, Jr.	100,000	(1)	19.8%	$0.55	7/20/14
David E. Tether	47,807		9.5%	$1.00	4/14/09
David E. Tether	100,000	(1)	19.8%	$0.55	7/20/14

(1)	Vesting of the options was contingent on the satisfaction of certain performance criteria by December 31, 2004. These options expired unexercised on January 1, 2005 when the performance criteria were not met.

Aggregated Option/SAR Exercises and Year End Option/SAR Values in Last Fiscal Year

The following table sets forth the aggregate number of options exercised in the year ended December 31, 2004 and the value of options held at December 31, 2004 for the named executive officers in the Summary Compensation Table.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/Warrants at Fiscal Year End Exercisable/Un-exercisable(1)	Value of Unexercised In-the- money Options/Warrants At Fiscal Year End Exercisable/Un-exercisable(2)

Peter W. DeVecchis, Jr.	0	$ 0	0	$ 0

David E. Tether	0	$ 0	162,807/0	$ 46,847.92/0

(1)	Does not include options that expired on December 31, 2004.
(2)	The dollar value was calculated by determining the difference between the fair market value at December 31, 2004 of the common stock underlying the options and the exercise prices of the options. The closing price of our common stock on the OTC Bulletin Board on December 31, 2004 was $1.98.

Compensation of Directors

In 2004, we paid each non-employee director $12,000 for his service on the Board through December 31, 2004. In addition, each non-employee director received an option to purchase 25,000 shares of common stock exercisable at $0.55 per share. These options expire on July 21, 2014. During 2003, we issued to each of our non-employee directors for their service as members of our Board an option to purchase 10,000 shares of common stock exercisable at $2.00 per share. These options expire in August 2006. Beginning with our Board meeting held on July 21, 2004, each non-employee director receives $1,000 for each Board meeting attended. Employee directors will not receive compensation for their service as directors. We will reimburse each of our directors for reasonable travel expenses incurred in connection with attending all Board and Board committee meetings.

38

OWNERSHIP OF OUR SECURITIES

Security Ownership of Certain Beneficial Owners

The following table sets forth information regarding each person known by us to be the beneficial owner of more than 5% of our common stock, excluding persons who are our executive officers, directors or director nominees, as of January 10, 2005.

Beneficial ownership has been determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the shares. Unless otherwise indicated, the persons named in the table below have sole voting and investment power with respect to the number of shares indicated as beneficially owned by them.

NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF COMMON STOCK

Woodlaken, LLC(1) Mill Crossing, Bldg. A 1224 Mill Street East Berlin, CT 06023	3,421,471	41.0
Pinetree (Barbados) Inc.(2) c/o Ward Patel & Co., The Gables Haggat Hall, St. Michael, Barbados	2,942,948	37.4
Steven Sands(3) 90 Park Avenue, New York, NY 10016	1,500,000	23.3
Jezebel Management Corporation(4) 1201 Hayes Avenue, Tallahassee, FL 32301	750,000	13.2
Donald Capoccia Sr. and Jr.(5) 47 Great Jones St., New York, NY 10012	600,000	10.9
Coady Family LLC(5) 4309 Speckles Lane, Machipongo, VA 23405	600,000	10.9
Ann Poyas(6) 1102 Marina Drive, Tarpon Springs, FL 34689	285,000	5.8
J&C Resources LLC(7) 7830 Byron Drive, Suite 10 Riviera Beach, FL 33404	300,000	5.7

(1)	Represents 150,000 shares of common stock issuable upon conversion of Series A Preferred Stock and 300,000 shares of common stock issuable upon exercise of warrants, as well as 2,971,474 shares of Series A Preferred Stock that Woodlaken has irrevocable proxies to vote on substantially all matters for which the holders of Series A Preferred stock have the right to vote. Gary Laskowski and Jonathan Betts are the managers of Woodlaken.

(2)	Includes 1,171,474 shares of common stock issuable upon conversion of Series A Preferred Stock and 1,771,474 shares of common stock issuable upon exercise of warrants.

(3)	Includes (i) 50,000 shares of common stock issuable upon conversion of Series A Preferred Stock and 100,000 shares of common stock issuable upon exercise of warrants owned by SB Venture Capital LLC, (ii) 50,000 shares of common stock issuable upon conversion of Series A Preferred Stock and 100,000 shares of common stock issuable upon exercise of warrants owned by SB Venture Capital II LLC, (iii) 300,000 shares of common stock issuable upon conversion of Series A Preferred Stock and 600,000 shares of common stock issuable upon exercise of warrants owned by SB Venture Capital III LLC, and (iv) 100,000 shares of common stock issuable upon conversion of Series A Preferred Stock and 200,000 shares of common stock issuable upon exercise of warrants owned by SB Venture Capital IV LLC. Steven Sands is the manager of each of SB Venture Capital LLC, SB Venture Capital II LLC, SB Venture Capital III LLC and SB Venture Capital IV LLC.

(4)	Represents 250,000 shares of common stock issuable upon conversion of Series A Preferred Stock and 500,000 shares of common stock issuable upon exercise of warrants. Jezebel Capital Management is wholly-owned by Michael D’Amelio.

(5)	Represents 200,000 shares of common stock issuable upon conversion of Series A Preferred Stock and 400,000 shares of common stock issuable upon exercise of warrants.

(6)	Includes 105,000 shares of common stock owned by Ms. Poyas’ husband, Donald Poyas.

(7)	Represents 100,000 shares of common stock issuable upon conversion of Series A Preferred Stock and 200,000 shares of common stock issuable upon exercise of warrants. Charles Johnston is the President of J&C Resources LLC.

39

Security Ownership of Management

The following table sets forth information regarding the beneficial ownership by our executive officers and directors of our common stock as of January 10, 2005. The information in this table provides the ownership information for:

•	each of our directors,

•	each of our executive officers, and

•	our executive officers and directors as a group.

Beneficial ownership has been determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the shares. Unless otherwise indicated, the persons named in the table below have sole voting and investment power with respect to the number of shares indicated as beneficially owned by them. Unless otherwise indicated, the address of each beneficial owner is Solomon Technologies, Inc., 1400 L & R Industrial Boulevard, Tarpon Springs, Florida 34689.

NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF COMMON STOCK

Gary M. Laskowski(1) Chairman of the Board	475,000	8.8
Peter W. DeVecchis(2) President	0	0
David E. Tether,(3) Chief Technology Officer and Director	1,428,596	27.9
Jonathan D. Betts(4) Director	475,000	8.8
Michael D’Amelio(5) Director	775,000	13.6
David Lindahl(6) Director	50,000	*
Samuel F. Occhipinti Chief Financial Officer	0	0
All Executive Officers and Directors as a Group (7 persons)(7)	3,203,596	49.9

_________________________
*    Less than one percent.

(1)	Includes 150,000 shares of common stock issuable upon conversion of Series A Preferred Stock and 300,000 shares of common stock issuable upon exercise of warrants owned directly by Woodlaken, LLC. Mr. Laskowski and Jonathan Betts, the managers of Woodlaken, possess voting and dispositive power for the securities held by Woodlaken. Mr. Laskowski disclaims beneficial ownership of the securities owned by Woodlaken except to the extent of his pecuniary interest therein. Also includes 25,000 shares of common stock issuable upon exercise of options granted to Mr. Laskowski at an exercise price of $0.55 per share that expire in July 2014. Excludes 2,971,471 shares of Series A Preferred Stock that Woodlaken has irrevocable proxies to vote on substantially all matters for which Series A Preferred Stockholders have the right to vote. Mr. Laskowski is not the beneficial owner of the 2,971,471 shares of Series A Preferred Stock or the underlying common stock because neither Woodlaken nor Mr. Laskowski has any pecuniary interest in such securities.

40

(2)	Excludes up to 100,000 shares of common stock to which Mr. DeVecchis may be entitled pursuant to a restricted stock award of 20,000 shares of our common stock each year over the next five years with the first 20,000 shares to be earned and issued in May 2005.

(3)	Includes 24,234 shares of common stock owned by Mr. Tether’s wife, Cynthia K. McMullen-Tether, and 26,810 shares of common stock issuable upon exercise of options granted to Ms. McMullen-Tether at an exercise price of $1.00 per share that expire in April 2009. Also includes 115,000 shares of common stock issuable upon exercise of options at an exercise price of $2.00 per share that expire in August 2006 and 47,807 shares of common stock issuable upon exercise of options at an exercise price of $1.00 per share that expire in April 2009.

(4)	Includes 150,000 shares of common stock issuable upon conversion of Series A Preferred Stock and 300,000 shares of common stock issuable upon exercise of warrants owned directly by Woodlaken, LLC. Mr. Betts and Gary Laskowski, the managers of Woodlaken, possess voting and dispositive power for the securities held by Woodlaken. Mr. Betts disclaims beneficial ownership of the securities owned by Woodlaken except to the extent of his pecuniary interest therein. Also includes 25,000 shares of common stock issuable upon exercise of options granted to Mr. Betts at an exercise price of $0.55 per share that expire in July 2014. Excludes 2,971,471 shares of Series A Preferred Stock that Woodlaken has irrevocable proxies to vote on substantially all matters for which Series A Preferred Stockholders have the right to vote. Mr. Betts is not the beneficial owner of the 2,971,471 shares of Series A Preferred Stock or the underlying common stock because neither Woodlaken nor Mr. Betts has any pecuniary interest in such securities.

(5)	Includes 250,000 shares of common stock issuable upon conversion of Series A Preferred Stock and 500,000 shares of common stock issuable upon exercise of warrants owned directly by Jezebel Management Corporation, an entity wholly-owned by Mr. D’Amelio. Also includes 25,000 shares of common stock issuable upon exercise of options granted to Mr. D’Amelio at an exercise price of $0.55 per share that expire in July 2014.

(6)	Includes 10,000 shares of common stock issuable upon exercise of options at an exercise price of $2.00 per share that expire in August 2006 and 25,000 shares of common stock issuable upon exercise of options at an exercise price of $0.55 per share that expire in July 2014.

(7)	Represents 400,000 shares of common stock issuable upon conversion of Series A Preferred Stock and 1,099,617 shares of common stock issuable upon exercise of warrants and options, and 1,253,979 shares of outstanding common stock. Excludes 2,971,471 shares of Series A Preferred Stock that Woodlaken has irrevocable proxies to vote on substantially all matters for which Series A Preferred Stockholders have the right to vote. See notes (1) and (4) above.

41

CERTAIN TRANSACTIONS

Acquisition Agreements

Arrowcore Acquisition

In September 2002, we issued to Ann Poyas, our former Chief Operating Officer and a former director, and her husband, Donald Poyas, our former Vice President of Procurement, an aggregate of 75,000 shares of common stock for substantially all of the assets of their company, Arrowcore Products, LC, which developed carbon fiber material for, among other uses, marine sails. At the time of the acquisition we believed that Arrowcore’s assets included certain patents and patent applications, which we valued at $150,000. By September 30, 2004, we had amortized $100,000 of this amount. In the fourth quarter of 2004 we determined that Arrowcore’s assets did not include any patents or patent applications and the remaining assets no longer had any value, and we decided to write off the remaining $50,000. This write-off will be reflected in our financial statements for the year ended December 31, 2004.

Intellectual Property Rights Purchase

On June 19, 2003, we acquired from David E. Tether for one million shares of common stock all of his interest in the intellectual property rights he owns that are necessary or desirable for use in our business as currently engaged or as proposed to be engaged. These rights include:

•	the design of the motor (such as the number of poles and magnets and the techniques used to construct it), that is the foundation of our STEW and STEM series,

•	the technology in our motors that provides for regenerative feedback, and

•	the techniques used by a digital controller in our ST-EPS that control the motor under various sailing conditions.

Operating Agreements

Homewood Agreement

Homewood Products Corporation has been manufacturing our electric motors since 1996. Barry DeGroot, a former director and a former member of our board’s audit and compensation committees, is the president of Homewood. In August 2003, we negotiated an agreement with Homewood that provides for Homewood to continue to manufacture our motors. The agreement provides that we will purchase from Homewood not less than 100 electric motors at the most favorable rate offered by Homewood. The agreement continues through December 2004 and renews automatically every year unless either party terminates the agreement on at least three months’ notice before the end of the year. As long as we meet our annual commitment of purchases, Homewood will not accept purchase orders for electric motors from anyone else for marine applications and we will not purchase electric motors from any other manufacturer. We also agreed to provide Homewood the opportunity, on a non-exclusive basis, to develop new products within Homewood’s scope of business for marine application opportunities targeted by us. Over the past three completed fiscal years, we did not pay Homewood more than $60,000 in any year. Since January 1, 2004, we have paid Homewood $268,835.39. Mr. DeGroot resigned from our Board in May 2004.

Our agreement with Homewood required that we purchase at least 100 electric motors during 2004. As we purchased only 25 electric motors in 2004, we were obligated to pay Homewood on or before January 1, 2005 an amount equal to the average purchase price for all motors actually purchased by us multiplied by the motors not purchased by us up to 100, or an aggregate of $466,200 for the 75 motors we did not purchase. We have not yet paid this amount to Homewood and we are presently negotiating an extension and modification of this agreement with Homewood.

42

Equity Issuances

In January 2003, we issued 105,000 shares of common stock to Ann Poyas, our former Chief Operating Officer and a former director, 80,000 shares to Don Poyas, Ann’s husband and our former Vice President of Procurement, 50,000 shares of common stock to Michael Poyas, Ann and Don’s son who provided services to us, as consideration for unpaid compensation and unreimbursed expenses in the aggregate amount of $470,000.

In June 2003, we issued 12,500 shares of our common stock to Cynthia McMullen-Tether. The shares were issued in lieu of accrued salary in the amount of $25,000.

In August 2003, as partial consideration for their past contributions to our company and to encourage their continued service, we issued to certain of our officers, directors and employees an aggregate of 242,500 stock options under our 2003 Stock Option Plan. The options are exercisable at $2.00 per shares and expire in August 2006. These options included an option granted to David E. Tether to purchase 115,000 shares of our common stock.
In April 2004, we settled with various employees to accept a significant reduction in the amount of back pay owing to them. We reduced the amount we were obligated to pay such employees by approximately $180,000. As partial consideration for waiving a portion of such back pay, we granted these employees stock options to purchase shares of our common stock. Among these employees are David Tether and Cynthia McMullen-Tether. Mr. Tether waived $47,807 of unpaid salary and we granted him an option to purchase 47,807 shares of common stock. Ms. McMullen-Tether waived $26,810 of unpaid salary and we granted her an option to purchase 26,810 shares of common stock. The options, which are granted under our 2003 Stock Option Plan, are exercisable at $1.00 per share and terminate on April 14, 2009.

Private Placements of Series A Preferred Stock

Overview

On May 13, 2004, we completed a private placement of 1,745,000 shares of Series A Preferred Stock and 3,490,000 warrants, each warrant entitling the holder to purchase one share of our common stock. We received gross proceeds from the offering, before deducting any placement agent fees or costs, of $1,745,000. The offering was placed by First Dunbar Securities Corporation of Boston, Massachusetts on a “best efforts” basis. We paid First Dunbar placement fees of $148,325, which is 8.5% of the gross proceeds of the offering, plus out-of-pocket expenses. We also granted First Dunbar a ten year warrant to purchase 250,000 shares of our common stock at $0.33 per share. Pursuant to our agreement with First Dunbar, we have included the shares of common stock issuable upon exercise of these warrants in the registration statement of which this prospectus forms a part.

On November 5, 2004, we sold an aggregate of 390,000 shares of Series A Preferred Stock and warrants to purchase an aggregate of 780,000 shares of common stock to five investors for $1.00 per unit in the initial closing of a second private placement of our Series A Preferred Stock and warrants. We sold an aggregate of an additional 225,000 shares of Series A Preferred Stock and warrants to purchase an additional 450,000 shares of common stock to two investors in a second closing of the private placement on December 23, 2004. The securities were placed by First Dunbar Securities Corporation, who received cash placement agent fees of $52,275, or 8.5% of the gross proceeds of the offering.

Woodlaken LLC

Woodlaken LLC, a Connecticut limited liability company, serves as the representative of the holders of the Series A Preferred Stock. Each holder of Series A Preferred Stock gave Woodlaken an irrevocable proxy to vote his or her shares of Series A Preferred Stock for directors and on other matters on which the Series A Preferred Stock is entitled to vote. This means that Woodlaken will be able to elect a majority of our Board of Directors and exercise significant influence over all matters requiring stockholder approval, including the approval of significant corporate transactions.

Woodlaken purchased in the May 2004 private placement, and now directly owns, 150,000 shares of Series A Preferred Stock and warrants to purchase 300,000 shares of common stock, for an aggregate purchase price of $150,000. Woodlaken, by virtue of the proxies granted by the other holders of the Series A Preferred Stock, has voting rights over all of the outstanding Series A Preferred Stock and, therefore, the ability to determine the majority of our Board of Directors.

43

The managers of Woodlaken are Gary M. Laskowski, our Chairman of the Board, and Jonathan D. Betts, one of our directors.

Exchange of Pinetree Secured Note for Series A Preferred Stock

In July 2003, we settled a lawsuit brought by Pinetree (Barbados), Inc. against us for breach of a convertible promissory note owing to Pinetree in the original principal amount of approximately $536,000. Our obligation under the settlement was to issue Pinetree a new secured convertible promissory note in the principal amount of $572,490.22. The outstanding principal amount of the note was convertible by Pinetree at $1.4635 per share.

The note originally required us to pay $50,000 by December 15, 2003 and the balance by May 31, 2004. In December 2003, we and Pinetree agreed, among other changes, to extend the $50,000 mandatory payment to February 16, 2004. As consideration for amending the note, we issued Pinetree a warrant to purchase 50,000 shares of our common stock.

Simultaneous with the closing of the May 2004 private placement, Pinetree exchanged all of its outstanding principal and accrued interest on the note, in the aggregate amount of $621,474, for 621,474 shares of Series A Preferred Stock and warrants to purchase 621,474 shares of common stock at $1.00 per share. Pinetree also purchased in the May 2004 and November-December 2004 private placements an aggregate of 550,000 shares of Series A Preferred Stock and 1,100,000 warrants for $550,000.

We believe that the terms of the above transactions were commercially reasonable and no less favorable to us than we could have obtained from an unaffiliated third party on an arm’s length basis. The Board of Directors has determined that any future agreements with related parties must be on terms that are commercially reasonable and no less favorable to us than we could obtain from an unaffiliated third party on an arms’ length basis.

Cytation Corporation

In May 2003, we entered into an agreement with Cytation Corporation. Under the agreement, Cytation agreed to advise and assist us, among other things, in the process of becoming a public company. As consideration for these services, we paid Cytation $25,000, issued 663,089 shares of our common stock and a warrant to purchase shares of common stock, registered the common stock for resale and paid an additional $25,000 after the registration statement covering such common stock was declared effective by the SEC. The warrant entitles Cytation to purchase up to 242,246 shares of common stock at an exercise price of $1.72 per share subject to adjustment as provided in the warrant agreement. The warrant is exercisable commencing January 7, 2005 and for four years thereafter.

SELLING STOCKHOLDERS

Woodlaken, LLC, one of the selling stockholders, has irrevocable proxies to vote all of the outstanding Series A Preferred Stock. Through the irrevocable proxies, Woodlaken has the right to elect three of our five directors. Our directors Gary Laskowski, Michael D’Amelio and Jonathan Betts are designees of Woodlaken. Mr. Laskowski and Mr. Betts are the managers of Woodlaken and they control how Woodlaken votes its shares of Series A Preferred Stock. Mr. D’Amelio is the owner of Jezebel Management Corporation, which is also a selling stockholder.

44

The following table sets forth certain information as of January 10, 2005 regarding the selling stockholders in this offering:

Name	Shares Owned Before Offering	Shares of Common Stock Being Offered	Shares Owned Upon Completion of Offering	Percent of Outstanding Common Stock Owned After Offering

Pinetree (Barbados) Inc.	2,942,948[1,2]	2,892,948[1]	50,000[2]	*

SB Venture Capital III LLC	900,000[3]	900,000[3]	0	0

Jezebel Management Corporation	750,000[3]	750,000[3]	0	0

Donald Capoccia Sr. & Jr.	600,000[3]	600,000[3]	0	0

Coady Family LLC	600,000[3]	600,000[3]	0	0

Woodlaken, LLC	450,000[3]	450,000[3]	0	0

J&C Resource LLC	300,000[3]	300,000[3]	0	0

SB Venture Capital IV LLC	300,000[3]	300,000[3]	0	0

First Dunbar Securities Corporation	250,000[4]	250,000[4]	0	0

Dennis H. English, M.D.	150,000[3]	150,000[3]	0	0

Fred M. Halbig	150,000[3,5]	150,000[3,5]	0	0

John H. Hofford	150,000[3]	150,000[3]	0	0

Kellogg Capital Group LLC	150,000[3]	150,000[3]	0	0

E. Merritt McDonough, Jr. and Maggie Fay McDonough	150,000[3]	150,000[3]	0	0

SB Venture Capital LLC	150,000[3]	150,000[3]	0	0

SB Venture Capital II LLC	150,000[3]	150,000[3]	0	0

Suzette T. Siegel	100,000[6]	75,000[6]	25,000	0

Joan M. Allegrini	75,000[3]	75,000[3]	0	0

Dr. Robert Bahr	75,000[3]	75,000[3]	0	0

Elena Bowers	75,000[3]	75,000[3]	0	0

Gregory S. Callanan	75,000[3]	75,000[3]	0	0

Miriam deOlloqui	75,000[3]	75,000[3]	0	0

Gail Gilece	75,000[3]	75,000[3]	0	0

Gail Gilece Custodian for Carolyn Brook Gilece	75,000[3]	75,000[3]	0	0

Jeffrey R. Power	75,000[3]	75,000[3]	0	0

F. Jay Leonard	75,000[3]	75,000[3]	0	0

Robert E. Turner, IV	75,000[3]	75,000[3]	0	0

45

_____________
1  Includes 1,171,474 shares issuable upon conversion of Series A Preferred Stock and 1,721,474 shares issuable upon exercise of warrants.
2  Includes 50,000 shares issuable upon exercise of warrants not being offered by this prospectus.
3  One third of these shares are issuable upon conversion of Series A Preferred Stock and the balance are issuable upon exercise of warrants.
4  Represents 250,000 shares issuable upon exercise of warrants.
5  Mr. Halbig owns 15,000 shares issuable upon conversion of Series A Preferred Stock and 30,000 shares issuable upon exercise of warrants jointly with Joan M. Halbig.
6  Includes 25,000 shares issuable upon conversion of Series A Preferred Stock and 50,000 shares issuable upon exercise of warrants.

PLAN OF DISTRIBUTION

The selling stockholders may sell the common stock being offered by this prospectus from time to time directly to other purchasers, or to or through dealers or agents. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. They may sell their common stock in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sales may be made in transactions (which may involve crosses or block transactions)

•	on any exchange or market on which our common stock may be listed or quoted at the time of sale,

•	in the over-the-counter market,

•	in negotiated transactions, or

•	through the writing of options.

In connection with sales of the common stock, the selling stockholders may enter into hedging transactions with broker-dealers, and those broker-dealers may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell the common stock short and deliver the common stock offered by this prospectus to close out such short positions, or lend or pledge such common stock to broker-dealers that in turn may sell such securities.

The selling stockholders and any other persons participating in a distribution of securities will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, that may limit the timing of purchases and sales of securities by the selling stockholders and others participating in a distribution of securities. In addition, under Regulation M, those engaged in a distribution of securities may not at the same time make a market in the securities or take other actions that may affect the market price of the securities for a specified period of time before the beginning of the distribution, subject to some exceptions or exemptions. All of the restrictions described above may affect the marketability of the securities offered by this prospectus.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of their shares.

If a dealer is used in the sale of any common stock where this prospectus is delivered, the selling stockholder may sell the common stock to the public at varying prices to be determined by the dealer at the time of resale.

46

In connection with the sale of common stock, dealers or agents may receive discounts, concessions, or commissions from the selling stockholders or from purchasers of the common stock for whom they may act as agents. Agents and dealers participating in the distribution of the common stock may be deemed to be underwriters, and any compensation received by them and any profit on the resale of common stock by them may be deemed to be underwriting discounts or commissions under the Securities Act.

Under the registration rights agreements between us and the selling stockholders, we have agreed to pay costs and expenses associated with the registration of the shares of common stock to be sold by this prospectus. In addition, the selling stockholders may be entitled to indemnification against certain liabilities.

We will make copies of this prospectus available to the selling stockholders and have informed the selling stockholders of the need to deliver a copy of this prospectus to each purchaser before or at the time of such sale.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock currently consists of 50,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. The following summary of certain provisions of the common stock and the preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, our Certificate of Incorporation and Bylaws and by the provisions of applicable law.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect the two Common Stockholder Directors standing for election. Subject to preferences that may be applicable to any shares of preferred stock outstanding at the time, holders of our common stock are entitled to receive dividends ratably, if any, as may be declared from time to time by our Board of Directors out of legally available funds.

Upon our liquidation, dissolution and winding up, the holders of our common stock are entitled to receive ratably, net assets available after the payment of

•	all secured liabilities, including any then outstanding secured debt securities which we may have issued as of such time,

•	all unsecured liabilities, including any then outstanding unsecured debt securities which we may have issued as of such time, and

•	all liquidation preferences on any then outstanding preferred stock.

Holders of our common stock have no preemptive, subscription, redemption or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of our common stock are duly authorized, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

As of January 10, 2005, there were 4,925,378 shares of common stock outstanding held by 631 stockholders of record.

Preferred Stock

Our Board of Directors is authorized, without further stockholder approval, to designate and issue up to 10,000,000 shares of preferred stock in one or more series. Our Board may fix the rights, preferences, privileges and restrictions of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, and to fix the number of shares constituting any series and the designations of these series. These shares may have rights senior to our common stock. The issuance of preferred stock may have the effect of delaying or preventing a change in control of our company. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of our common stock.

47

Series A Preferred Stock

As of January 10, 2005, there were 7,000,000 shares of Series A Preferred Stock designated, of which 3,121,474 shares are issued and outstanding. No other class of preferred stock is designated or outstanding. A summary of the terms of our Series A Preferred Stock is described below:

Dividends. The holders of the Series A Preferred Stock are entitled to receive, if, when and as declared by our Board of Directors and before any cash is paid out or set aside for any common stock, dividends at the annual rate of $0.08 per share, subject to adjustment for stock splits and similar transactions. The dividends will accrue and be cumulative and will be payable upon the earlier to occur of redemption or liquidation, if not paid earlier. The holders of the Series A Preferred Stock will be entitled to participate in any dividends paid to our common stockholders on an as converted basis.

Voting. The holders of Series A Preferred Stock are entitled to vote, together with the holders of common stock, as a single class. The holders of Series A Preferred Stock will have the number of votes per share as is equal to the number of shares of common stock into which each share of Series A Preferred Stock is convertible. Common stockholders have one vote per share. Additionally, as long as at least 65,000 shares of Series A Preferred Stock are outstanding, the affirmative vote of 75% of the Series A Preferred Stock is required to:

•	authorize or issue shares of any class of stock having any preference or priority as to dividends or assets superior to or on a parity with any such preference or priority of the Series A Preferred Stock, increase or decrease the number of directors constituting our board of directors, or reduce the percentage of shares of Series A Preferred Stock required to consent to any of the above matters, or alter or negate the need for such consent;

•	reclassify any shares of any class of stock into shares having any preference or priority as to dividends or assets superior to or on a parity with any such preference or priority of the Series A Preferred Stock;

•	amend, alter or repeal any provision of our certificate of incorporation or bylaws;

•	merge or consolidate with any person or entity (other than mergers of wholly owned subsidiaries into our company), or sell, lease or otherwise dispose of our assets other than in the ordinary course of business or liquidate, dissolve, wind-up, recapitalize or reorganize or effect any transaction that would likely result in a change of control of our company or consent to any of the foregoing;

•	purchase any shares of our common stock from any of our existing stockholders or any capital stock of any other company;

•	pay dividends or make any other distribution on, or redeem, any shares of any class or series of our equity securities other than the Series A Preferred Stock;

•	enter into any new agreement, or make any amendment to any existing agreement, that by its terms would restrict our performance of our obligations to holders of the Series A Preferred Stock;

•	incur any indebtedness for borrowed money or become a guarantor or otherwise contingently liable for any such indebtedness except for trade payables or purchase money obligations incurred in the ordinary course of business; or

•	engage in any action that would adversely affect the holders of the Series A Preferred Stock.

48

Board. Our Board of Directors consist of five members. The holders of the Series A Preferred Stock are entitled to elect three directors and the holders of common stock are entitled to elect the other two directors.

Liquidation. The holders of the Series A Preferred Stock will be entitled to receive, in preference to the holders of common stock, an amount equal to $4.00 per share in the event of any liquidation occurring on or before April 29, 2005, $5.00 per share in the event of any liquidation occurring after April 29, 2005 but before April 30, 2006, and $6.00 per share in the event of any liquidation occurring on April 30, 2006 or thereafter, plus, in each case, any accrued but unpaid dividends. After the payment of the liquidation preference to the holders of the Series A Preferred Stock, the remaining assets will be distributed ratably to the holders of the common stock and the Series A Preferred Stock on an as-converted basis. A merger, consolidation, sale of assets, sale of any business unit, division or subsidiary, or a transaction in which voting control of our company is transferred will be treated as a liquidation unless the holders at 75% of the outstanding Series A Preferred Stock vote or consent otherwise.

Conversion. Each share of Series A Preferred Stock may be redeemed and converted at any time, at our option, initially into one share of common stock but only after payment of the liquidation preference. Each share of the Series A Preferred Stock may be converted at any time, at the option of the holder, initially into one share of common stock.

Anti-Dilution Protection. The number shares of common stock into which the Series A Preferred Stock is convertible is subject to adjustment to prevent dilution in the event of:

•	a stock split, stock dividend or recapitalization (e.g., restructuring of debt into equity), or

•	the issuance of additional shares of common stock (or other security or instrument convertible into common stock) at a per share purchase price that is less than the per share price at which the Series A Preferred Stock may be converted into common stock, after giving effect to any earlier adjustments. Adjustment of the number of shares is on a weighted-average basis.

Redemption. Shares of Series A Preferred Stock are redeemable, in whole or in part, at the option of the holders on or after April 29, 2007. The redemption value will be $6.00 per share plus accrued or accumulated and unpaid dividends.

Preemptive Rights. Holders of Series A Preferred Stock have a preemptive right to purchase their pro rata share, based on the number of shares then outstanding, of new securities that we may from time to time propose to sell or issue, except shares proposed to be issued pursuant to an underwritten public offering of our common stock.

Warrants

In our May 2004 and November - December 2004 private placements, we issued ten-year warrants to purchase 5,621,474 shares of common stock at an exercise price of $1.00 per share, subject to adjustment as provided in the warrant certificate. The warrants may be exercised in whole or in part, at any time and from time to time during the exercise period through cash and cashless exercises. Unless exercised, the warrants will automatically expire at the end of the ten-year term.

In connection with our May 2004 private placement, we issued to First Dunbar Securities Corporation a ten-year warrant to purchase 250,000 shares of our common stock at an exercise price of $0.33 per share, subject to adjustment as provided in the warrant certificate. The warrant expires on March 3, 2014. The warrant may be exercised in whole or in part, at any time and from time to time during the exercise period through cash and cashless exercises. Unless exercised, the warrant will automatically expire at the end of the ten-year term.

Certain Provisions of Our Certificate of Incorporation and Bylaws

Certificate of Incorporation and Bylaws

Certain provisions of our Certificate of Incorporation and Bylaws could make more difficult the acquisition of our company by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to negotiate with us first. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweighs the disadvantages of discouraging such proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of such proposals could result in an improvement of their terms.

49

Control of board by Series A Preferred Stockholders. As long as at least 65,000 shares of Series A Preferred Stock are outstanding, the holders of our Series A Preferred Stock will be entitled to elect three out of five members of our Board of Directors.

Woodlaken LLC hold the right to vote all of the Series A Preferred Stock in elections of directors. In addition, certain significant corporate transactions require approval of the holders of Series A Preferred Stock. Woodlaken controls substantially all of the voting rights over the Series A Preferred Stock with respect to such matters. A person or group that controlled more than half of our outstanding common stock would not be able to control our board of directors as long as at least 65,000 shares of the Series A Preferred Stock remains outstanding.

Issuance of preferred stock. As noted above, our board of directors, without stockholder approval, has the authority under our certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change in control of us or make removal of management more difficult.

No cumulative voting in the election of directors. Our common stockholders are not permitted to cumulate their votes in the election of directors. As a result, common stockholders owning a majority of our common stock may elect both of the common stockholder directors.

Special meetings of our stockholders may be called only by the board of directors. Our bylaws permit only the board to call a special meeting of stockholders. Stockholders do not have the right to call a special meeting of stockholders.

These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of our company. These provisions could, however, discourage potential acquisition proposals and could complicate, delay or prevent a change in control of our company. They may also have the effect of preventing changes in our management. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging these proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms.

50

EXPERTS

Radin, Glass & Co., LLP, independent certified public accountants, audited our financial statements as of December 31, 2003 and for the years ended December 31, 2003 and December 31, 2002.

In including those financial statements in this prospectus, we have relied on Radin, Glass & Co., LLP’s authority as an expert in accounting and auditing.

On October 22, 2004, we dismissed Radin, Glass & Co., LLP as our independent accountants. The reports of Radin, Glass & Co., LLP on our financial statements for the past two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that in its report for the past two fiscal years, Radin, Glass & Co., LLP included an opinion that, due to the our accumulated losses and net losses and cash used in operations, there was substantial doubt as to our ability to continue as a going concern. Our Board of Directors participated in and approved the decision to change independent accountants.

In connection with its audits for the two most recent fiscal years and through October 22, 2004, there were no disagreements with Radin, Glass & Co., LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Radin, Glass & Co., LLP, would have caused them to make reference thereto in their reports on the financial statements for such years.

We requested that Radin, Glass & Co., LLP furnish us with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of the letter, dated October 25, 2004, which states that Radin, Glass & Co., LLP agrees with the statements, was furnished as an exhibit to a Form 8-K we filed on October 26, 2004.

LEGAL MATTERS

Davis & Gilbert LLP, our counsel, has passed on the validity of the issuance of the shares offered by this prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form SB-2 with the Securities and Exchange Commission covering sale of the shares being offered by this prospectus. The registration statement and the exhibits and schedules to the registration statement include additional information not contained in this prospectus. Statements in this prospectus about the contents of any contract or other document referred to are not necessarily complete and in each instance the appropriate exhibit containing the contract or document should be consulted for complete information. The registration statement, exhibits and schedules also contain further information about us and the shares being offered.

We are obligated to file reports with the SEC, including Forms 10-KSB, 10-QSB and 8-K, and proxy statements, and we must provide our stockholders with annual reports, including audited financial statements, in connection with our annual stockholders’ meetings. You may inspect the registration statement, and such additional materials that we file with the SEC in the future, without charge, at the SEC’s Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site at http://www.sec.gov that contains information about companies that file electronically with the SEC.

51

INDEX TO FINANCIAL STATEMENTS

SOLOMON TECHNOLOGIES, INC.

F-1

Solomon Technologies, Inc.

Balance Sheet
September 30, 2004
(Unaudited)

Assets
Current Assets:
Cash	$174,582
Accounts receivable	76,627
Inventory	76,209
Prepaid expenses	88,464

Total Current Assets	415,882

Other Assets:
Intangible assets, net	534,708
Property and equipment, net	27,897

Total Assets	$978,487

Liabilities and Stockholders' Deficiency

Current Liabilities:
Accounts payable	$332,085
Accrued expenses	152,326
Accrued payroll and taxes	762,764

Total Current Liabilities	1,247,175

Long-Term Liabilities:
Notes and loans payable	76,419
Mandatorily Redeemable Series A Preferred Stock, $.001 par value, 10,000,000 shares authorized, 2,506,474 shares issued and outstanding	1,690,267

Total Liabilities	3,013,861

Stockholders' Deficiency:
Common stock, $.001 par value, 50,000,000 shares authorized, 4,912,856 shares issued and outstanding	4,913
Additional paid in capital	11,593,098
Accumulated deficit	(13,633,385)

Total Stockholders' Deficiency	(2,035,374)

Total Liabilities and Stockholders' Deficiency	$978,487

See Notes to Financial Statements

F-2

Solomon Technologies, Inc.

Statements of Operations
(Unaudited)

	Three Months Ended		Nine Months Ended
	9/30/04	9/30/03	9/30/04	9/30/03

Net Sales	$221,884	$115,136	$285,589	$298,507

Cost of Goods Sold	159,457	104,108	228,400	254,737

Gross Margin	62,427	11,028	57,189	43,770

Operating Expenses:
Salaries and benefits	350,625	459,373	563,361	508,903
Noncash compensation and consulting	0	0	1,004,000	1,424,386
Professional fees	118,914	92,103	259,730	198,888
Advertising	14,810	627	79,230	15,533
Travel and entertainment	40,800	27,126	85,619	50,314
Rent	11,705	16,100	35,833	42,500
Other general and administrative	164,172	70,035	391,685	407,882

Total Operating Expenses	701,026	665,364	2,419,458	2,648,406

Operating Loss	(638,599)	(654,336)	(2,362,269)	(2,604,636)

Other Income (Expenses):
Interest expense	(342,401)	(226,345)	(1,937,345)	(259,666)
Gain on forgiveness of debt	33,000	0	33,000	0

Total Other Expenses	(309,401)	(226,345)	(1,904,345)	(259,666)

Net Loss	$(948,000)	$(880,681)	$(4,266,614)	$(2,864,302)

Net Loss available for shareholders	$(948,000)	$(880,681)	$(4,266,614)	$(2,864,302)

Net Loss per Share - basic and diluted	$(0.19)	$(0.22)	$(0.88)	$(0.71)

Average shares outstanding - basic and diluted	4,912,856	4,056,126	4,869,976	4,056,126

See Notes to Financial Statements

F-3

Solomon Technologies, Inc.

Statements of Cash Flows
(Unaudited)

	Nine Months Ended
	9/30/04	9/30/03
Cash Flows from Operating Activities:
Net Loss	$(4,266,614)	$(2,864,302)
Adjustments to reconcile net loss to net cash used in operations:
Common stock issued for pay or services	1,004,000	1,424,386
Amortization and Depreciation	116,315	110,193
Bad debts	0	2,738
Interest recorded, Mandatorily Redeemable Series A Preferred Stock	1,690,267	0
Interest recorded in connection with conversion of debt	270,143	211,743
Capital contribution of unpaid salaries	0	386,846
Changes in Assets (Increase)/Decrease:
Accounts receivable	(67,963)	(22,206)
Inventory	(76,209)	20,000
Prepaid expenses	(80,185)	(921)
Deposits	0	13,226
Changes In Liabilities Increase/(Decrease):
Accounts payable and accrued expenses	(17,960)	(10,430)
Customer deposits	0	12,483
Payroll taxes	93,245	168,018

Net Cash Flow Used in Operating Activities	(1,334,961)	(548,226)

Cash Flows from Investing Activities:
Capital expenditures	(9,976)	(24,042)
Expenditures for intangible assets	0	(6,450)

Net Cash Used in Investing Activities	(9,976)	(30,492)

Cash Flows from Financing Activities:
Proceeds from notes and loans payable	0	296,249
Repayment of notes and loans payable	(141,966)	(8,398)
Proceeds from advances from affiliates	0	28,687
Proceeds from sale of common stock and warrants	0	291,836
Proceeds from sale of Mandatorily Redeemable Preferred Stock	1,610,815	0

Net Cash Provided by Financing Activities	1,468,849	608,374

Net Increase in Cash
	123,912	29,656
Cash - beginning of period	50,670	64,160

Cash - end of period	$174,582	$93,816

See Notes to Financial Statements

F-4

Supplemental Disclosure of Cash Flow information:
Cash paid during period for:
Interest	$0	$9,692
Income Taxes	$0	$0

Noncash Investing and Financing Activities:
Conversion of Pinetree Note	$621,474	$0
Conversion of accrued payroll and expenses into common stock/option	$105,335	$470,000
Conversion of related party advances into common stock	$0	$100,000

See Notes to Financial Statements

F-5

Notes to Financial Statements (unaudited)

NOTE 1 - BASIS OF PRESENTATION

Solomon Technologies, Inc. (the “Company”) commenced operations on August 22, 1995 and was incorporated in the State of Maryland. The Company develops and markets electric propulsion systems for marine applications. Management believes that the Company’s systems will have additional applications in the transportation, industrial and commercial sectors.

In June 2003, the Company effected a merger in order to change its state of incorporation from Maryland to Delaware. In connection with this merger, the Company issued one share of common stock of the Delaware corporation for each two shares of common stock of the Maryland corporation, thereby effecting the equivalent of a 1-for-2 reverse stock split. All shares and amounts presented in this report give retroactive affect to this reverse stock split.

As shown in the accompanying financial statements, the Company reported a net loss of $4,266,614 during the nine months ended September 30, 2004. In addition, the Company has an accumulated deficit of $13,633,385 as of September 30, 2004. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management is in the process of implementing its business plan and has begun to generate revenues through the sale of its marine propulsion systems. Additionally, management is actively seeking additional sources of capital, but no assurance can be made that capital will be available on reasonable terms. Management believes the actions it is taking allow the Company to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The accompanying financial statements for the interim periods are unaudited and reflect all adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the periods presented. These financial statements should be read in conjunction with the financial statements and related footnotes for the year ended December 31, 2003 contained in the annual report on Form 10-KSB as filed with the Securities and Exchange Commission. The results of operations for the nine months ended September 30, 2004 are not necessarily indicative of the results for the full fiscal year ending December 31, 2004.

Note 2 - May 13, 2004 Financing

On May 13, 2004 the Company completed a new financing, raising through the sale of new Preferred shares, net of expenses, $1,470,815 and refinanced the Pinetree debt of $621,474 including accrued interest, and converted previously issued Preferred A shares (“Old Preferred”) to 140,000 new Preferred shares. The Company issued 2,506,474 new Preferred A shares (the “Preferred”) that are convertible to common shares on a one to one basis. The Preferred are redeemable at the option of the holder on or after April 29, 2007 at $6.00 per share. Further, in connection with the offering the new investors received two ten-year warrants to purchase common shares at $1.00 per share for each Preferred share purchased; and the holders of the Pinetree debt received one warrant for each share. The Preferred has preferences as to dividends, the right to elect directors, right to pass on various corporate activities, preemptive rights, anti-dilution rights and registration rights.

As the Preferred is redeemable at the option of the holder, it has been treated as Mandatorily Redeemable Preferred Stock as required under Financial Accounting Standards Board Statement 150 - Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. Such accounting treats the Preferred as if it were debt. Further, as the Preferred was issued with warrants attached the proceeds were allocated between the Preferred and warrants based on the estimated value of the underlying instruments as required by Accounting Principles Board Opinion 14 - Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. Further, as the conversion price of the Preferred of $1.00 per share was less than the closing price of the common on May 13, 2004, there is a “beneficial conversion” feature that is accounted for as required by EITF 98-5 and 00-27.

F-6

The following is a summary of the transactions:

Proceeds from sale of 1,745,000 Preferred	$1,745,000
Expenses relating to the placement	274,185

Net proceeds	1,470,815
Proceeds from conversion of Old Preferred	140,000
Amount due to Pinetree	621,474

Total proceeds	$2,232,289

Amount attributed to warrants	$1,044,182
Amount attributed to Preferred	1,188,107

Total proceeds	$2,232,289

As the intrinsic value of the beneficial conversion feature of the Preferred exceeded the amount attributed to the Preferred and such Preferred was convertible immediately, the beneficial conversion feature was recorded as interest expense of $1,188,107 with a corresponding credit to Additional Paid-in-Capital.

The Preferred has a total redemption value of $15,038,844 on or after April 29, 2007, equal to the 2,506,474 shares of Preferred times the $6.00 redemption price. The Preferred is being accreted quarterly, at an imputed interest rate of 88.7% per annum, so that the recorded amount on April 29, 2007 will be the redemption value. During the five months ended September 30, 2004, $502,160 of such accretion was charged to interest expense.

Note 3 - Accrued Payroll and Payroll Taxes

As of September 30, 2004, the Company had accrued and unpaid payroll and payroll taxes in the amount of approximately $583,000 and accrued interest and penalties of $180,000 with respect to such taxes.

Note 4 - Stock Options and Warrants

In April 2004, the Company settled with various employees to accept a significant reduction in the amount of back-pay owing to them. The Company reduced the amount by which the Company is obligated to pay such employees by approximately $361,000. As partial consideration for waiving a portion of such back pay, the Company granted these employees stock options to purchase an aggregate of 305,335 shares of its common stock. The options, which are granted under the Company’s 2003 Stock Option Plan, are exercisable at $1.00-$2.00 per share and terminate on April 14, 2009. In July 2004, the Company granted its officers and directors ten-year stock options to purchase an aggregate of 300,000 shares of its common stock with an exercise price of $0.55 per share. Additional compensation of approximately $962,000 has been recorded in connection with this transaction.

Stock option and warrant activity for the nine months ended September 30, 2004 is summarized as follows:

	Number of Shares	Weighted average exercise price
Outstanding at December 31, 2003	531,386	$2.80
Granted	5,421,809	0.99
Exercised	—	—
Expired	—	—

Outstanding at September 30, 2004	5,954,195	$1.16

F-7

The following table summarizes the Company’s stock options and warrants outstanding at September 30, 2004:

	Options and warrants outstanding			Options and warrants exercisable

Range of exercise price	Number	Weighted average remaining life	Weighted Average exercise price	Number	Weighted average exercise price

$0.33 - 2.00	5,468,521	9.13	$1.03	5,041,474	$1.15
2.00 - 4.00	485,674	4.86	2.38	26,000	4.00

	5,954,195			5,067,474

The following disclosure is for awards of stock based compensation for the nine months ended September 30, 2004 and 2003:

	Nine Months Ended September 30,
	2004	2003
Net loss, as reported	$(4,266,614)	$(2,864,302)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax effects	(122,176)	(10,205)
Pro forma net loss	$(4,338,790)	$(2,874,507)
Loss per share:
Basic and diluted - as reported	$(0.88)	$(0.71)
Basic and diluted - pro forma	$(0.90)	$(0.71)

The Company has valued interim stock based compensations awards utilizing the Black-Scholes options pricing model using the following assumptions: risk free interest rate of 3.37%, volatility of 0%, an estimated life of three years, and dividend yield of 0%.

NOTE 5 - Contingencies

In March 2004, Ann Poyas, the Company's former chief operating officer and a former director, her husband, Donald Poyas, the Company's former Vice President of Procurement, and their son, Michael Poyas, a former consultant to the Company, brought a lawsuit in the Circuit Court for Charles County, Maryland, alleging that they are owed in the aggregate approximately $1,150,000. The Company believes that it has good and meritorious defenses against the complaint and intends to defend it vigorously.

In July 2004, Charles Shannon, the Company's former Vice President of Sales and a former director, brought a lawsuit against the Company in the Circuit Court for Charles County, Maryland, alleging that he is owed approximately $1,000,000. The Company believes that it has good and meritorious defenses against the complaint and intends to defend it vigorously.

The Company has accrued amounts that, in the opinion of management, fully reflect any liability the Company may have in these lawsuits.

In May 2004, Donald James, the Company's former president, submitted, in writing, a claim alleging that he is owed unpaid wages. The Company disagrees with the claim and no action has been brought by Mr. James.

F-8

NOTE 6 - Concentration of Risk

Customers:

The Company’s three largest customers accounted for approximately 40% of Net Sales for the nine months ended September 30, 2004 and 88% of total Accounts Receivable as of September 30, 2004.

Supplier:

Presently the Company has one manufacturer for a principal component of its marine propulsion systems. If the supplier were unable to continue fulfilling the Company’s orders, it would have a materially adverse effect on the Company’s financial position.

NOTE 7 - Other Events

In July 2004, the Company amended its certificate of incorporation to increase its authorized common stock to 50 million shares and its authorized preferred stock to 10 million shares.

F-9

INDEPENDENT AUDITORS’ REPORT

Board of Directors

Solomon Technologies, Inc.

We have audited the accompanying balance sheet of Solomon Technologies, Inc. as of December 31, 2003, and the related statements of operations, stockholders’ deficiency and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Solomon Technologies, Inc., as of December 31, 2003, and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the financial statements, the Company has an accumulated deficit of $9,366,771 as of December 31, 2003 and had net losses and cash used in operations of $3,506,449 and $451,365 respectively, for the year ended December 31, 2003. This raises substantial doubt about its ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 13. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Radin Glass & Co., LLP
Radin Glass & Co., LLP
Certified Public Accountants New York, New York

March 12, 2004

F-10

SOLOMON TECHNOLOGIES, INC.

BALANCE SHEET

December 31, 2003
ASSETS
Current Assets:
Cash	$50,670
Accounts Receivable, net of allowance of $21,815	8,664
Other Current Assets	5,879

Total Current Assets	65,213
PROPERTY AND EQUIPMENT, net	34,013
INTANGIBLE ASSETS, net	634,930
DEPOSITS	2,400

$736,556

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current Liabilities:
Current Portion of Notes and Loans Payable, net	$830,487
Accounts Payable and Accrued Expenses	568,222
Accrued Payroll and Payroll Taxes	669,510
Customer Deposits	39,494

Total Current Liabilities	2,107,713

Notes and Loans Payable	9,372
Stockholders’ Deficiency:
Preferred stock; $.001 par value, 5,000,000 shares authorized no shares issued and outstanding	—
Common stock; $.001 par value, 25,000,000 shares authorized 4,827,096 shares issued and outstanding	4,828
Additional Paid-in Capital	7,981,414
Accumulated Deficit	(9,366,771)

Total Stockholders’ Deficiency	(1,380,529)

$736,556

See Notes to Financial Statements.

F-11

SOLOMON TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2003	2002
NET SALES	$421,808	$150,918
COST OF GOODS SOLD	320,663	103,851

	101,145	47,067

OPERATING EXPENSES:
Salaries and benefits	479,242	670,567
Noncash compensation and consulting	1,933,231	37,500
Professional fees	280,788	4,250
Advertising	26,009	23,864
Travel and entertainment	60,721	33,516
Rent	75,064	44,700
Other general and administrative	422,075	281,082

	3,277,130	1,095,479

LOSS FROM OPERATIONS	(3,175,985)	(1,048,412)
OTHER INCOME (EXPENSE)
Interest Expense	(350,663)	(52,692)
Gain of settlement of debt	20,199	—

	(330,464)	(52,692)

NET LOSS	$(3,506,449)	$(1,101,104)

NET LOSS PER COMMON SHARE-BASIC AND DILUTED	$(0.90)	$(0.42)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING -BASIC AND DILUTED	3,908,316	2,595,085

See Notes to Financial Statements.

F-12

SOLOMON TECHNOLOGIES, INC.

STATEMENT OF STOCKHOLDERS’ DEFICIENCY

	Common Stock ($.001 par value)		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficiency
	Shares	Amount

Balance, December 31, 2001	3,018,325	3,018	4,425,557	(4,759,218)	(330,643)
Sale of common stock	69,833	70	145,929	—	145,999
Issuance of common stock for services	12,500	13	37,487	—	37,500
Common stock issued for asset acquisition	75,000	75	149,925	—	150,000
Capital contribution of unpaid salaries	—	—	298,965	—	298,965
Net loss	—	—	—	(1,101,104)	(1,101,104)

Balance, December 31, 2002	3,175,658	3,176	5,057,863	(5,860,322)	(799,283)
Sale of common stock	157,918	158	291,678	—	291,836
Issuance of common stock and warrants for services	688,089	689	1,398,697	—	1,399,386
Common stock issued for debt	285,000	285	569,715	—	570,000
Common stock issued for patent rights	1,000,000	1,000	(1,000)	—	—
Beneficial conversion feature on renegotiated debt	—	—	220,135	—	220,135
Warrants issued with convertible notes	—	—	57,000	—	57,000
Cancelation of shares	(479,569)	(480)	480	—	—
Capital contribution of unpaid salaries	—	—	386,846	—	386,846
Net loss	—	—	—	(3,506,449)	(3,506,449)

Balance, December 31, 2003	4,827,096	4,828	$7,981,414	$(9,366,771)	$(1,380,529)

See Notes to Financial Statements.

F-13

SOLOMON TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,506,449)	$(1,101,104)
Adjustments to reconcile net loss to net cash used in operations:
Common stock and warrants issued for services	1,399,386	37,500
Capital contribution of unpaid salaries	386,846	298,965
Amortization and depreciation	148,146	112,509
Amortization of discount on convertible notes	15,200	—
Beneficial interest on convertible notes payable	220,135	—
Bad debts	14,553	16,672
Changes in assets (increase) decrease:
Accounts receivable	(17,755)	(7,427)
Inventory	37,300	5,000
Other current assets	(921)	(4,958)
Deposits	24,433	3,187
Changes in liabilities increase (decrease):
Accounts payable and accrued expenses	327,316	37,779
Accrued payroll and payroll taxes	512,437	344,352
Customer deposits	(11,992)	51,486

NET CASH FLOWS USED IN OPERATING ACTIVITIES	(451,365)	(206,039)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(25,043)	(2,216)
Expenditures for intangible assets	(8,716)	(1,866)

NET CASH FLOWS USED IN INVESTING ACTIVITIES	(33,759)	(4,082)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes and loans payable	163,307	75,000
Repayments of notes and loans payable	(12,196)	(18,133)
Proceeds from advances from affiliates	28,687	71,313
Proceeds from the sale of common stock and warrants	291,836	145,999

NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	471,634	274,179

NET INCREASE (DECREASE) IN CASH	(13,490)	64,058
CASH - beginning of period	64,160	102

CASH - end of period	$50,670	$64,160

Supplemental Disclosure of Cash Flow Information:
Cash paid during period for:
Interest	$13,744	$7,743

Income Taxes	$—	$—

Noncash investing and financing activities:
Issuance of common stock for intangible assets	$—	$150,000

Conversion of accrued payroll and expenses into common stock	$470,000	$—

Warrants issued to renegotiate payment terms on debt	$57,000	$—

Conversion of related party advances into common stock	$100,000	$—

F-14

SOLOMON TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1. ORGANIZATION

Solomon Technologies, Inc. (“STI” or the “Company”) commenced operations on August 22, 1995 and was incorporated in the State of Maryland. STI develops and markets electric propulsion systems for marine applications. Management believes that the Company’s systems will have additional applications in the transportation, industrial and commercial sectors.

In July 2003, the Company effected a merger in order to change its state of incorporation from Maryland to Delaware. In connection with this merger, the Company issued one share of common stock of the Delaware corporation for each two shares of common stock of the Maryland corporation, thereby effecting the equivalent of a 1-for-2 reverse stock split. All shares and amounts presented in this report give retroactive affect to this reverse stock split.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents - For purpose of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at time of purchase to be cash equivalents.

Revenue Recognition - The Company recognizes revenue when product has been shipped from its facility or drop shipped from its manufacturing location.

Revenues from installation or service sales are recognized when the services have been completed.

Inventory - Inventory is stated at lower of cost or market on the first-in, first-out method of inventory valuation. At December 31, 2002, substantially all inventory on-hand was finished goods consisting of motors and generators. Smaller parts and supplies are charged to expense when purchased. There was no inventory as of December 31, 2003.

Property and Equipment - Property, plant and equipment are recorded at cost. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation of property and equipment is computed on the straight-line method over the assets’ estimated lives ranging from three to seven years. Leasehold improvements are amortized over the lesser of the lease term or the assets’ useful lives.

Advertising - Advertising costs are expensed as incurred. For the years ended December 31, 2003 and 2002, advertising expense was $26,009 and $23,864, respectively.

Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes - Deferred income taxes are determined on the liability method in accordance with the Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes.

Earnings (Loss) Per Share - The Company has adopted SFAS, No. 128, Earnings per Share. Basic earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the per share amount that would have resulted if dilutive common stock had been converted to common stock, as prescribed by SFAS No. 128.

Fair Value of Financial Instruments - The carrying amounts reported in the balance sheet for cash, accounts receivable, inventory, accounts payable, accrued expenses and note payable approximate fair value based on the short-term maturity of these instruments.

F-15

SOLOMON TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock Based Compensation - Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated fair market value of the Company’s stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company has adopted the “disclosure only” alternative described in SFAS 123 and SFAS 148 (See New Accounting Pronouncements), which require pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied.

Product Development - Product development costs are charged to expense as incurred. Such costs were minimal during the years ended December 31, 2003 and 2002.

Intangible Assets - Patents and trademarks are stated at cost. The recoverability of the costs of patents and trademarks is re-evaluated each year based upon management’s expectations relating to the life of the technology and current competitive market conditions. As of December 31, 2003 and 2002, the Company has recorded $133,045 and $99,197 in amortization expense, respectively, related to its patents and trademarks. The Company is amortizing these intangible assets over their expected lives.

Impairment of long-lived assets - The Company evaluates the recoverability and carrying value of its long-lived assets at each balance sheet date, based on guidance issued in SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Among other factors considered in such evaluation is the historical and projected operating performance of business operations, the operating environment and business strategy, competitive information and market trends. Accordingly, the Company believes that there has been no impairment of its long-lived assets as of December 31, 2003.

Warranties - The Company currently extends a one-year onsite warranty on sales of its marine propulsion products. During the years ended December 31, 2003 and 2002, warranty expenses were minimal. As of December 31, 2003 and 2002 the Company has not accrued any amount associated with its warranties.

Recent Accounting Pronouncements - In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect the application of the provisions of SFAS No. 146 to have an impact on its financial position, results of operations or cash flows.

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 requires the recognition of a liability for certain guarantee obligations issued or modified after December 31, 2002. FIN No. 45 also clarifies disclosure requirements to be made by a guarantor of certain guarantees. The disclosure provisions of FIN No. 45 are effective for fiscal years ending after December 15, 2002. The Company has adopted the disclosure provisions of FIN No. 45 as of February 28, 2003. The Company does not expect the adoption of FIN No. 45 to have a material impact on its financial position, results of operations or cash flows.

F-16

SOLOMON TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company is currently analyzing the existing guidance and reviewing any developments with regard to the proposed FASB Staff Positions issued on the implementation of FIN No. 46 which are currently subject to public comment. Therefore, the Company cannot determine whether there will be an impact on its financial position, results of operations, or cash flows at this time.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” This statement amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the disclosure provisions in the accompanying financial statements as discussed in Note 12.

In April 2003, the FASB issued SFAS Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003, except for certain hedging relationships designated after June 30, 2003. Most provisions of this Statement should be applied prospectively. The Company does not expect the adoption of SFAS No. 149 to have a material impact on its financial statements.

In May 2003, the FASB issued SFAS Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities, if applicable. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The Company does not expect the adoption of SFAS No. 150 to have a material impact on its financial statements.

3. ACQUISITIONS

In September 2002, the Company acquired all the assets of Arrowcore Products, LC (“Arrowcore”) a manufacturer of hi-tech masts for the maritime industry, for 75,000 shares of the Company’s common stock. The Company valued the patents and the pending patents of Arrowcore at $150,000 or $2.00 per share. No pro forma information is provided because the operations of Arrowcore during the audit periods presented were minimal.

The patents acquired from Arrowcore have been recorded and are being amortized over their remaining lives.

F-17

SOLOMON TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

4. PROPERTY AND EQUIPMENT

As of December 31, 2003 and 2002, property and equipment consisted of the following:

	Useful Life	December 31, 2003	December 31, 2002

Office furniture and equipment	5-7 Years	$19,290	$18,155
Machinery and equipment	5-7 Years	14,000	14,000
Computer equipment	5-7 Years	18,007	17,124
Software	3-5 Years	4,281	4,281
Boats	7 Years	2,200	2,200
Vehicles	5 Years	37,017	13,995
Leasehold improvements	10 Years	17,893	17,893

		112,688	87,648
Less: Accumulated depreciation		78,675	63,577

		$34,013	$24,071

Depreciation expense was $15,101 and $13,312 for the years ended December 31, 2003 and 2002, respectively.

5. INTANGIBLE ASSETS

The Company owns multiple patents relating to the use of its marine propulsion technologies. As of December 31, 2003 and 2002, intangible assets consisted of the following:

	Remaining Useful Life	December 31, 2003	December 31, 2002

Marine propulsion patents	8-20 Years	$706,294	$697,578
Mast technology rights	3 Years	150,000	150,000
Trademarks	25 Years	107,868	107,868

		964,162	955,446
Less: Accumulated amortization		329,232	196,187

		$634,930	$759,259

Amortization expense was $133,045 and $99,197 for the years ended December 31, 2003 and 2002, respectively.

6. CUSTOMER DEPOSITS

As of December 31, 2003, the Company had deposits on future sales orders of $39,494.

F-18

SOLOMON TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

7. ACCRUED PAYROLL AND PAYROLL TAXES

As of December 31, 2003, the Company had accrued payroll due to seven of its employees and former employees in the amount of approximately $335,000. Additionally, as of December 31, 2003, the Company had accrued and unpaid payroll taxes in the amount of approximately $191,000 and accrued interest and penalties of $144,000 with respect to such taxes. As of September 30, 2003, the Company settled accrued amounts owed employees through the issuance of stock options and shares of the Company’s common stock. Currently, the Company has received no notice of delinquency from the U.S. Internal Revenue Service. However, the Company believes that such notice could severely impact the operations or cause the Company to cease operations.

During both 2003 and 2002, the Company had a number of employees who worked at low or minimal salaries. Generally these employees were shareholders. Management anticipates that as the operations of the Company expand, it will be required to pay competitive salaries, thereby increasing operating costs. The Company estimated the additional costs had these employees been compensated to be $386,846 and $298,965 for the years ended December 31, 2003 and 2002, respectively. These amounts have been recorded as capital contributions.

8. NOTES AND LOANS PAYABLE

Notes and loans payable are summarized as follows:

December 31, 2003

Short-term non-interest bearing loan from an individual payable upon demand	$5,000
Convertible note payable to an institutional lender bearing interest at 11% per annum secured by the assets of the Company, net of discount (1)	530,690
Non-interest bearing note payable with an individual	49,985
Short-term demand loan bearing interest at 10% per annum	8,000
Non-interest bearing short-term loan from an individual payable upon demand	20,804
Promissory note bearing interest at 5.75% due on May 23, 2003; note is in default and is guaranteed by certain assets of an officer of the Company	63,000
Nonnegotiable 10% convertible promissory notes with individuals (2)	125,000
Nonnegotiable 15% promissory notes with individuals (3)	26,000
Note payable bearing interest at 14.9% due in monthly installments of $268 secured by a vehicle	11,380

839,859
Less: current portion of long-term debt	(830,487)

Long-term notes and loans payable	$9,372

(1)	- This note is convertible into shares of the Company’s common stock at $1.50 per share (adjusted for a 1-for-2 reverse stock split). This conversion resulted in a beneficial conversion feature and the Company recorded additional interest expense of $205,000 during the year ended December 31, 2001. This note was renegotiated in September 2003 and was replaced with a convertible note in the amount of $572,490 which includes accrued interest and the professional fees of the lender through the date of the new note, which is due May 31, 2004. This note requires a mandatory payment of $50,000 on December 15, 2003 with the remaining principal balance due upon the maturity date. The lender has the right at anytime to convert into shares of the Company’s common stock at a per share conversion price of approximately $1.46. The Company recognized a beneficial conversion feature on this note of $220,135 which is recorded as additional interest expense. This note is collateralized by all of the assets of the Company.

F-19

SOLOMON TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

8. NOTES AND LOANS PAYABLE (continued)

In December 2003, the Company renegotiated its mandatory payment to the noteholder of $50,000 and it was extended to February 2004. The Company failed to make this payment as well, however, no notice of default has been provided to the Company. The Company issued 50,000 warrants for an extension of the due date and recorded a debt discount of $57,000 or $1.14 per warrant (utilizing the Black-Scholes option pricing model) which will be amortized over the remaining life of the note.

(2)	- These notes are due and payable one year from the date of the note. However, the notes are automatically converted into shares of the Company’s common stock on the day the stock first trades on the Over-the-Counter Bulletin Board or other exchange. The number of shares to be issued upon conversion is equal to twice the principal and accrued interest of the notes using a per share price equal to the opening trade price of the common stock. The conversion price currently approximates a contemporaneous sales price so no beneficial conversion feature is present. Additionally, warrants equal to one-fifth the number of shares issued when converted were granted with these notes. The value of these warrants on the date of issuance was immaterial and no discount of the note was recorded. These notes were subsequently converted into 85,866 shares of the Company’s common stock which included all outstanding accrued interest. Additionally, the noteholders received 17,172 warrants to purchase shares of the Company’s common stock exercisable at $3.78 per share.

(3)	- These notes are due and payable one year from the date of the note. Additionally, 26,000 warrants to purchase shares of the Company’s common stock were issued along with these notes. Such warrants are exercisable at $4.00 per share. The value of these warrants on the date of issuance was immaterial and no discount of the note was recorded.

Interest on all debt amounted to $350,663 and $52,843 for the years ended December 31, 2003 and 2002, respectively.

9. RELATED PARTY TRANSACTIONS

In June 2003, the Company acquired multiple rights to technology that the Company believes is patentable from its president for 1,000,000 shares of its restricted common stock. The historic cost of this technology (which included patent applications that have not yet been filed) was minimal and has not been reflected on the Company’s financial statements.

As of December 31, 2003, the Company’s accounts receivable of $8,664 is due from a shareholder and consultant.

10. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets (liabilities) are as follows:

	December 31,
	2003	2002

Deferred tax assets:
Net operating loss carryforwards	$3,204,549	$1,872,098
Less valuation allowance	(3,204,549)	(1,872,098)

Net deferred tax assets	$—	$—

F-20

SOLOMON TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

10. INCOME TAXES (continued)

The net change in the valuation allowance during the year ended December 31, 2003 was an increase of $1,332,451.

The reconciliation of the income tax computed at the U.S. federal statutory rate to income tax expense for the period ended December 31, 2003 and 2002:

	December 31,
	2003	2002

Tax benefit at federal statutory rate (34%)	$1,192,193	$272,727
State income tax benefit (4%)	140,258	32,086
Valuation allowance	(1,332,451)	(304,813)

Net income tax benefit	$—	$—

FASB No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a full valuation allowance at December 31, 2003 and 2002 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. At December 31, 2003 the Company has available net operating loss carryforwards of approximately $9,012,000, which expire through the year 2023.

11. STOCKHOLDERS’ DEFICIENCY

During the year ended December 31, 2002, the Company sold 69,833 shares of its common stock for proceeds of $145,999 at prices from $2.00 to $3.00 per share.

During the year ended December 31, 2002, the Company issued 12,500 shares of its common stock to an employee for services rendered. The Company valued these shares at $3.00 per share and recorded noncash compensation expense of $37,500.

In December 2002, the Company issued 75,000 shares of its restricted common stock for an asset acquisition valued at $2.00 per share or $150,000 (see Note 3).

During the year ended December 31, 2003, the Company sold 64,585 shares of its common stock for proceeds of $105,170 at prices from $1.00 to $2.00 per share.

During the year ended December 31, 2003, the Company issued 285,000 shares of its common stock to three consultants for accrued payroll and for unreimbursed business expenses. These shares were valued at $2.00 per share or $570,000.

On June 23, 2003, the Company issued 37,500 shares of its common stock to an employee and a consultant for services rendered. The Company recorded noncash compensation expense of $75,000 related to this issuance. During the fourth quarter 2003, the Company canceled 12,500 of these shares and reversed $25,000 against noncash compensation.

F-21

SOLOMON TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

11. STOCKHOLDERS’ DEFICIENCY (continued)

On June 23, 2003, the Company issued 663,089 shares of its common stock to a financial consultant for services rendered. The Company valued these shares at $2.00 per share and recorded noncash compensation expense of $1,326,178. Additionally, this consultant was granted a warrant to purchase 132,618 shares of the Company’s common stock at a price equal to 125% of the average closing price of the Company’s common stock during the first thirty (30) trading days. The warrant is exercisable for five years commencing one year after the date of the grant. The Company recorded additional noncash compensation of $23,208 or $0.18 per share relating to these warrants. The warrants were valued using the Black-Scholes option pricing model.

On June 23, 2003, the Company issued 1,000,000 shares of its common stock to its president for the acquisition of certain rights to technology (see Note 9).

In August 2003, the Company sold 92,500 shares of its restricted common stock for gross proceeds of $185,000, or $2.00 per share.

Stock option and warrant activity for the years ended December 31, 2003 and 2002 is summarized as follows:

	Number of shares	Weighted average exercise price

Outstanding at December 31, 2001	—	—
Granted	—	—
Exercised	—	—
Expired	—	—

Outstanding at December 31, 2002	—	—
Granted	468,292	2.80
Exercised	—	—
Expired	—	—

Outstanding at December 31, 2003	468,292	$2.80

The following table summarizes the Company’s stock options outstanding at December 31, 2003:

	Options outstanding			Options exercisable

Range of exercise price	Number	Weighted average remaining life	Weighted average exercise price	Number	Weighted average exercise price

$1.00 - 2.00	292,500	2.98	$1.83	292,500	$1.83
3.00 - 4.00	43,174	3.75	3.91	—	n/a
4.00 - 4.59	132,618	4.50	4.59	—	n/a

	468,292			292,500

F-22

SOLOMON TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

11. STOCKHOLDERS’ DEFICIENCY (continued)

During 2003, the Company issued 242,500 shares to certain employees as compensation for services. As a result of the explanation of the income tax effects to the recipient of the issuances of the shares, the Company and the employees agreed that the issuances of theses shares was in error and agreed that they should be cancelled. At the time of the cancellation, stock options included in the above table were issued to such employees. As indicated in the significant accounting policies the Company follows APB 25; accordingly, no compensation has been recorded for such options.

The following disclosure is for awards of stock based compensation for the years ended December 31, 2003 and 2002:

	Year Ended December 31,
	2003	2002

Net loss, as reported	$(3,506,449)	$(1,101,104)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax effects	(62,843)	—

Pro forma net loss	$(3,569,292)	$(1,101,104)

Loss per share:
Basic and diluted - as reported	$(0.90)	$(0.42)

Basic and diluted - pro forma	$(0.92)	$(0.42)

The Company has valued interim stock based compensations awards utilizing the Black-Scholes options pricing model using the following assumptions: risk free interest rate of 3.00%, volatility of 0%, an estimated life of three years, and dividend yield of 0%.

12. COMMITMENTS AND CONTINGENCIES

a. Commitments

Operating Leases - On August 1, 2002, the Company entered into a five year lease for office space. The lease commenced on August 1, 2002, and monthly rental payments are approximately $3,000. The monthly rent will increase approximately 3% per annum over the term of the lease.

In August 2003, the Company entered into a two year lease for office space in Tarpon Springs, Florida. Monthly rental payments are approximately $2,400. The monthly rent will increase annually by the consumer price index (CPI) over the term of the lease.

The future minimum lease payments are as follows:

2004	$66,345
2005	$55,376
2006	$39,728
2007	$23,632

F-23

SOLOMON TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

12. COMMITMENTS AND CONTINGENCIES (continued)

Rent expense for the years ended December 31, 2003 and 2002 totaled $75,064 and $44,700, respectively.

b. Contingencies

In March 2004, Ann Poyas, the Company’s former chief operating officer and a former director, her husband, Donald Poyas, the former Vice President of Procurement, and their son, Michael Poyas, a former consultant to the Company, brought a lawsuit against us in the Circuit Court for Charles County, Maryland, alleging that they are owed in the aggregate approximately $1,150,000. The Company believes that it has good and meritorious defenses against the complaint and intends to defend it vigorously. The Company has included an amount for unpaid salaries to these individuals in its accrued expenses.

13. GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has an accumulated deficit of $9,366,771 as of December 31, 2003 and had net losses and cash used in operations of $3,506,449 and $451,365, respectively, for the year ended December 31, 2003. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Management is in the process of implementing its business plan and has begun to generate revenues through the sale of its marine propulsion systems. Additionally, management is actively seeking additional sources of capital, but no assurance can be made that capital will be available on reasonable terms. Management believes the actions it is taking allow the Company to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

14. CONCENTRATION OF RISK

Customers:

The Company’s four largest customers accounted for approximately 58% of the sales for the year ended December 31, 2003. One customer accounted for 100% of the Company’s accounts receivable as of December 31, 2003.

Supplier:

Presently the Company has one manufacturer for a principal component of its marine propulsion systems. If the supplier were unable to continue fulfilling the Company’s orders, it would have a materially adverse effect on the Company’s financial position.

15. SUBSEQUENT EVENTS

In February 2004, the Company issued 35,000 shares of Series A Preferred Stock and warrants to purchase 35,000 shares of common stock to five investors for $140,000. The consideration received was for $134,000 in cash and the surrender by one of the investors of a promissory note in the principal amount of $6,000. Each share of Series A Preferred Stock is entitled to a cumulative dividend of $.08 per share per annum, is convertible into two shares of common stock at any time by the holder, and is entitled to vote with common stockholders as a single class on an as converted basis. The warrants have an exercise price of $4.00 per share and expire January 26, 2009.

In March 2004 the Company issued an individual warrants to purchase 150,000 shares of the Company’s common stock at an exercise price of $2.00 for marketing and consulting services rendered to the Company.

F-24

SOLOMON TECHNOLOGIES, INC.

8,917,948 Shares of Common Stock
OFFERED BY SELLING STOCKHOLDERS

______________________________

PROSPECTUS

______________________________

JANUARY 19, 2005